UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 9, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

A. INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG) regarding half-year financial reports, and comprises Condensed Interim Consolidated Financial Statements, an Interim group management report and a Responsibility statement in accordance with section 37w WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2013, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

B. Key figures Q2 and first six months of fiscal 20141,2

(unaudited; in millions of €, except where otherwise stated)

Volume
				% Change	1st six months			% Change
	Q2 2014	Q2 2013	Actual	Adjusted[3]	2014	2013	Actual	Adjusted[3]
Continuing operations
Orders	18,430	21,235	(13)%	(10)%	39,266	40,408	(3)%	0%
Revenue	17,449	17,779	(2)%	1%	34,774	35,705	(3)%	0%

Profitability and Capital efficiency
	Q2 2014	Q2 2013		% Change	1st six months			% Change
					2014	2013

Total Sectors
Adjusted EBITDA	2,013	1,867		8%	4,263	4,015		6%
Total Sectors profit	1,566	1,348		16%	3,355	2,909		15%
in % of revenue (Total Sectors)	8.8%	7.5%			9.5%	8.1%
Continuing operations
Adjusted EBITDA	1,982	1,957		1%	4,431	4,196		6%
Income from continuing operations	1,163	980		19%	2,550	2,130		20%
Basic earnings per share (in €)[4]	1.34	1.14		18%	2.95	2.48		19%
Return on capital employed (ROCE (adjusted))	14.7%	12.7%			16.4%	13.9%
Continuing and discontinued operations
Net income	1,153	1,030		12%	2,610	2,243		16%
Basic earnings per share (in €)[4]	1.33	1.20		11%	3.03	2.61		16%
Return on capital employed (ROCE (adjusted))	14.5%	12.3%			16.6%	13.5%

Capital structure and Liquidity
			March 31, 2014				September 30, 2013
Cash and cash equivalents				8,585				9,190
Total equity (Shareholders of Siemens AG)				27,856				28,111
Adjusted industrial net debt				4,775				2,805

		Q2 2014		Q2 2013	1st six months 2014			1st six months 2013
Continuing operations
Free cash flow		1,390		1,360		732		(56)
Continuing and discontinued operations
Free cash flow		1,402		1,335		703		(61)

Employees
	March 31, 2014				September 30, 2013
	Continuing Operations		Total[6]		Continuing Operations		Total[6]
Employees (in thousands)	359			359	362			367
Germany	117			117	118			119
Outside Germany	243			243	244			248

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow; Adjusted EBITDA; and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP.
2	January 1 – March 31, 2014 and October 1, 2013 – March 31, 2014.
3	Adjusted for currency translation and portfolio effects.
4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2014 and 2013 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 845,672 and 843,504 and for the first six months to 844,894 and 844,516 shares, respectively.
5	Calculated by dividing adjusted industrial net debt as of March 31, 2014 and 2013 by annualized adjusted EBITDA.
6	Continuing and discontinued operations.

C. INTERIM GROUP MANAGEMENT REPORT

C.1 OVERVIEW FOR THE SECOND QUARTER OF FISCAL 2014

(THREE MONTHS ENDED MARCH 31, 2014)

•	Second-quarter revenue was 2% lower year-over-year. On an organic basis, excluding currency translation and portfolio effects, revenue rose 1%.

•

Orders declined 13% compared to the prior-year period which included a substantially higher volume from large orders. On an organic basis, orders were 10% lower year-over-year. The book-to-bill ratio was 1.06 for the quarter, and Siemens’ order backlog reached a new high at €103 billion.

•	Total Sectors profit rose 16%, to €1.566 billion, highlighted by a strong profit increase in Infrastructure & Cities, and income from continuing operations climbed 19%.

•	Net income for the second quarter rose 12% year-over-year, to €1.153 billion, and basic earnings per share (EPS) increased to €1.33.

•	Free cash flow from continuing operations was €1.390 billion, up slightly from €1.360 billion in the second quarter a year earlier.

Management’s perspective on second-quarter results. We believe that the second quarter of fiscal 2014 showed that we still have a lot to do to improve our operating performance. Nevertheless we are on course to reach our targets for the fiscal year.

Record backlog, currency translation headwinds continue. Second-quarter revenue came in 2% lower year-over-year, and orders declined 13% compared to the prior-year period due mainly to a lower volume from large orders. The euro remained strong against nearly all other major currencies compared to a year earlier, which took four percentage points from order development and revenue growth. On a comparable basis, excluding currency and portfolio effects, revenue rose 1% year-over-year and orders declined 10%. The book-to-bill ratio for Siemens overall was 1.06. The order backlog (defined as the sum of the order backlogs of the Sectors) increased to a new high of €103 billion.

Lower volume from large orders in Europe, C.I.S., Africa, Middle East. Orders declined compared to the second quarter a year ago, when Energy won two large offshore wind-farm orders and Infrastructure & Cities took in two major rolling stock orders, all in the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East. Industry delivered solid order growth year-over-year, and Healthcare orders rose slightly on a comparable basis. While orders fell in Europe, C.I.S., Africa, Middle East for Energy and Infrastructure & Cities as mentioned above, these two Sectors led double-digit order growth in Asia, Australia. Orders rose moderately in the Americas despite strong negative currency translation effects. Orders in emerging markets (according to the International Monetary Fund’s definition of Ermerging Market and Developing Economies) declined 10% to €6.129 billion, representing 33% of total orders for the quarter.

Stable organic revenue supported by emerging markets. Infrastructure & Cities and Industry posted revenue growth for the second quarter, and Healthcare revenue rose on a comparable basis. Revenue in Energy in the current period fell due to a combination of soft demand and selective order intake in prior periods. On a geographic basis, revenue rose 3% in Asia, Australia on double-digit growth in China that included all Sectors. Revenue rose in the Americas on a comparable basis. Europe, C.I.S., Africa, Middle East posted a decline compared to the prior-year period, as a double-digit drop in Energy more than offset double-digit growth in Infrastructure & Cities. Revenue from emerging markets was nearly unchanged year-over-year, accounting for €5.912 billion, or 34%, of total revenue for the quarter. Organic revenue growth in emerging markets was 7%.

Strong increase in Total Sectors profit. Total Sectors profit for the second quarter rose 16% year-over-year, to €1.566 billion, despite burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013. Healthcare made the largest contribution to Total Sectors profit, €531 million, including a positive €66 million effect related to the expected sale of a particle therapy installation. Industry took its second-quarter profit up by nearly one-third year-over-year, to €456 million, despite €75 million in charges at a project in the metals technology business. The strongest increase in profit year-over-year came in Infrastructure & Cities, which delivered a solid operating performance. Profit for the Sector climbed to €325 million, up from €6 million a year earlier when the Sector took €161 million in charges related to high-speed rail projects. Profit in Energy fell to €255 million in the second quarter, due mainly to €310 million in project charges primarily including two power transmission projects in Canada. This was partly offset by a €73 million gain from the sale of a business. For comparison, profit in Energy in the prior-year period was burdened by €84 million in charges related mainly to grid connections to offshore wind-farms in Germany. In the current period, Total Sectors profit was supported by productivity improvements resulting from the “Siemens 2014” program. In the second quarter a year earlier, Total Sectors profit was burdened by €106 million in “Siemens 2014” charges.

Higher net income driven by Total Sectors profit. Income from continuing operations for the second quarter rose 19% year-over-year, to €1.163 billion. The increase was due predominantly to higher Total Sectors profit. In addition, income from continuing operations in the current period was supported by a positive contribution from outside the Sectors. Second-quarter net income increased to €1.153 billion, up from €1.030 billion in the same period a year earlier. Corresponding basic EPS rose to €1.33 compared to €1.20 in the prior-year period. Within these numbers, discontinued operations posted a loss of €10 million compared to income of €49 million in the prior-year period, which included €57 million in income from discontinued operations related to OSRAM.

Second-quarter Free cash flow higher year-over-year. Free cash flow from continuing operations for the second quarter increased modestly to €1.390 billion compared to €1.360 billion a year earlier, even though the current period included cash outflows of €0.2 billion corresponding to charges to income taken for the “Siemens 2014” program. The current quarter included cash inflows totaling €0.5 billion from a decrease in operating net working capital, compared to inflows of €0.4 billion in the prior-year period. In the current period the decrease in operating net working capital was due mainly to Energy, which received significant advance payments.

Higher income lifts ROCE. On a continuing basis, ROCE (adjusted) for the second quarter increased to 14.7%, up from 12.7% in the same period a year earlier. This increase was due to higher income from continuing operations.

Pension plan underfunding increases. The underfunding of Siemens‘ pension plans as of March 31, 2014 amounted to €8.9 billion, compared to an underfunding of €8.0 billion as of December 31, 2013. A substantial decrease in the discount rate assumption and accrued service and interest costs were only partly offset by a positive actual return on plan assets and employer contributions.

Sale of Water Technologies closed. In January 2014, Siemens closed the sale of its business for treating and processing municipal and industrial water and wastewater that was bundled in the Water Technologies Business Unit and is reported as discontinued operations, to funds managed by AEA Investors LP, U.S. for a preliminary consideration of €612 million.

C.2 RESULTS OF OPERATIONS

C.2.1 SIEMENS GROUP

C.2.1.1 Orders and revenue

While macroeconomic conditions in the first half of fiscal 2014 were generally more favorable compared to a year earlier, currency translation effects held back reported revenue and orders. In addition, ongoing challenges in energy markets held back order development. Moreover, orders in the prior-year period included a higher volume from large orders. As a result, both orders and revenue came in 3% lower year-over-year. The euro remained strong against nearly all major currencies compared to a year earlier, which took four percentage points from both order and revenue development.

The book-to-bill ratio for Siemens overall was 1.13. The order backlog (defined as the sum of the order backlogs of the Sectors) climbed to €103 billion.

	Orders (location of customer)
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	20,755	22,859	(9)%	(8)%	(2)%	1%
therein Germany	5,617	6,776	(17)%	(17)%	0%	0%
Americas	10,989	10,486	5%	10%	(8)%	2%
therein U.S.	7,646	6,657	15%	17%	(5)%	3%
Asia, Australia	7,522	7,063	7%	12%	(7)%	1%
therein China	3,634	2,990	22%	23%	(1)%	0%
Siemens	39,266	40,408	(3)%	0%	(4)%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers decreased 3% compared to the prior-year period, as a double-digit drop in Energy more than offset double-digit growth in Infrastructure & Cities. In a stabilizing market environment, Industry reported moderate order growth year-over-year. Primarily due to negative currency translation effects, orders in Healthcare came in below their prior-year level.

In the region comprising Europe, C.I.S., Africa, and the Middle East, six-month orders came in €2.1 billion below the prior-year level. The decline is mainly due to a high basis of comparison in the prior-year period that included a higher volume of large orders. In addition, order development in the region reflected a decrease in demand for large gas turbines, leading to a much lower order intake compared to the prior-year period. Double-digit order growth in China was due mainly to a sharp increase in Infrastructure & Cities, while Industry’s orders rose substantially, in part due to restocking by customers. Both Sectors contributed strongly to the 7% increase in orders in Asia, Australia. Orders rose in the Americas largely due to a robust recovery in the U.S. wind business compared to a year earlier, when uncertainty about continuation of production tax incentives led to a sharp drop in order intake. Emerging markets grew faster than orders overall, at 6%, and increased to €14.615 billion, representing 37% of total orders for the period. Organic orders in emerging markets rose 12% year-over-year.

	Revenue (location of customer)
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	18,515	18,883	(2)%	(1)%	(2)%	1%
therein Germany	5,095	5,090	0%	0%	0%	0%
Americas	9,280	9,947	(7)%	(2)%	(6)%	1%
therein U.S.	6,472	6,914	(6)%	(4)%	(4)%	2%
Asia, Australia	6,980	6,875	2%	7%	(7)%	1%
therein China	3,046	2,671	14%	15%	(1)%	0%
Siemens	34,774	35,705	(3)%	0%	(4)%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 3% compared to the same period a year earlier. Infrastructure & Cities posted clear revenue growth year-over-year, due to the execution of large rolling-stock projects and its acquisition of Invensys Rail between the periods under review. The other Sectors reported declines compared to the first six-month a year earlier, including negative currency translation effects as mentioned above. On a comparable basis, six-month revenue came in higher year-over-year for Healthcare and Industry.

Revenue declined slightly in the region Europe, C.I.S., Africa, Middle East, where a significant decline in Energy was partially offset by increases in Infrastructure & Cities and Industry year-over-year. In the Americas, revenue declined in all Sectors, including the negative currency translation effects mentioned above. A double-digit revenue increase in China, including contributions from all Sectors, supported a slight increase in six-month revenue in Asia, Australia compared to the prior-year period. Emerging markets reported a 2% decline year-over-year and accounted for €11.603 billion, or 33%, of total revenue for the period. Organic six-month revenue growth in emerging markets was 4% year-over-year.

C.2.1.2 Consolidated Statements of Income

	Six months ended March 31,
	2014	2013	% Change
	(in millions of €)
Gross profit	10,219	10,202	0%
as percentage of revenue	29.4%	28.6%	—
Research and development expenses	(2,023)	(2,030)	0%
as percentage of revenue	5.8%	5.7%	—
Selling and general administrative expenses	(5,207)	(5,320)	2%
as percentage of revenue	15.0%	14.9%	—
Other operating income	467	196	139%
Other operating expenses	(254)	(191)	(33)%
Income from investments accounted for using the equity method, net	349	163	114%
Interest income	510	458	11%
Interest expenses	(373)	(375)	0%
Other financial income (expenses), net	(113)	(70)	(60)%
Income from continuing operations before income taxes	3,577	3,033	18%
Income tax expenses	(1,027)	(902)	(14)%
as percentage of income from continuing operations before income taxes	29%	30%	—
Income from continuing operations	2,550	2,130	20%
Income from discontinued operations, net of income taxes	61	113	(46)%
Net income	2,610	2,243	16%
Net income attributable to non-controlling interests	54	37	—
Net income attributable to shareholders of Siemens AG	2,556	2,207	16%

Income from continuing operations before income taxes for the first six months of fiscal 2014 increased to €3.577 billion from €3.033 billion in the first six months of fiscal 2013.

Gross profit was slightly higher than in the first six months of fiscal 2013. As explained in C.2.1.1 Orders and revenue, revenue declined year-over-year due mainly to the appreciation of the euro against nearly all other major currencies between the periods under review, with an adverse effect on gross profit. The resulting decrease in gross profit was partially offset by substantially lower project charges compared to the prior-year period which are explained in more detail in C.2.2 Segment information. In addition, the first six months of fiscal 2013 included charges for the “Siemens 2014” program in all Sectors totaling €154 million, which were recorded mainly in cost of sales and accordingly influenced gross profit.

Selling and general administrative expenses were lower year-over-year on declines in all Sectors. The prior-year amount included a portion of the charges for the “Siemens 2014” program mentioned above.

Other operating income more than doubled year-over-year, due in part to substantially higher gains from disposals of real estate at Siemens Real Estate (SRE) and a gain from the disposal of Power Generation’s turbo fan business. Other operating expenses were higher year-over-year due mainly to higher expenses related to legal and regulatory matters.

Income from investments accounted for using the equity method, net more than doubled compared to the prior-year period. This improvement was due mainly to two factors. Beginning with the second quarter of fiscal 2014, we report results related to our stake in Bosch Siemens Hausgeräte GmbH (BSH) in phase with results of the Siemens Group, rather than with the lag of one quarter. Due to the one-time catch-up effect associated with this change, profit for the first six months of fiscal 2014 therefore includes results related to BSH for three quarters rather than the usual two. In addition, the prior-year amount included impairments in the solar business in the Energy Sector.

Other financial income (expenses), net was lower year-over-year, including higher expenses resulting from changes in the fair value of warrants issued together with US$3 billion bonds in fiscal 2012.

Including the developments described above, Income from continuing operations before income taxes increased 18% year-over-year. With a lower effective tax rate compared to the first six months of fiscal 2013, Income from continuing operations increased 20% year-over-year.

Income from discontinued operations, net of income taxes in the first six months of fiscal 2014 was €61 million compared to €113 million in the same period a year earlier. While Income from discontinued operations in the current period benefited from a positive €66 million tax effect related to former Communications activities, the prior-year period included Income from discontinued operations of €136 million related to OSRAM, which was spun off in the fourth quarter of fiscal 2013.

As a result of the changes in both Income from continuing operations and Income from discontinued operations, Net income and Net income attributable to shareholders were 16% higher than in the same period a year earlier.

Corresponding basic EPS rose 16% to €3.03 compared to €2.61 in the prior-year period, reflecting higher Net income attributable to shareholders of Siemens AG.

C.2.2 SEGMENT INFORMATION

C.2.2.1 Energy

Sector	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	761	961	(21)%
Profit margin	6.7%	7.7%
Orders	13,322	15,835	(16)%	(11)%	(4)%	0%
Revenue	11,382	12,562	(9)%	(5)%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.

In fiscal 2013, the markets served by Energy recovered from the depressed levels of fiscal 2012 but the weak economic environment and significant manufacturing overcapacities in the power plant industry remained. The improvement trend has continued in the first half of fiscal 2014, led mainly by wind power markets, followed by power transmission markets. Nevertheless, price pressure remains fierce.

The long-term market for gas-fired power plants will be supported by the increasing use of natural gas in the U.S. and strong demand from China. In the short term, the market for large gas turbines remains difficult, and we expect demand to decline from the level of fiscal 2013. There is a trend towards larger and more efficient units for base-load power generation, such as in the U.S., China and South-East Asia. At the same time, we see higher demand for smaller gas turbines used for distributed power generation. We expect demand in Europe to remain weak.

We expect wind power markets in fiscal 2014 to return to the record levels of fiscal 2011. This applies to the onshore and offshore markets, even though both will continue to get more competitive. We expect markets for high-voltage products and transformers to remain stable in fiscal 2014, while transmission solutions show moderate growth particularly from grid access projects in North-West Europe.

Energy profit of €761 million in the first six months of fiscal 2014 was down substantially year-over-year, due in part to a revenue decline and a less favorable business mix compared to the prior-year period. For comparison, six-month profit a year ago was burdened by a loss of €178 million for Siemens’ solar activities and €46 million in charges for the “Siemens 2014” program. In addition, both the current and prior reporting periods included impacts mentioned below for the Sector’s Divisions. The Power Generation Division increased its six-month profit year-over-year, benefiting from a gain on the sale of the Division’s turbo fan business and a positive effect from a successful project completion. For comparison, the Division’s profit development in the prior-year period was held back by charges related to compliance with sanctions on Iran. Profit at Wind Power fell sharply, due in part to charges related to onshore wind turbines. Power Transmission posted a higher loss due mainly to continuing project execution challenges. In the current period, the Division took charges totaling

€297 million related to two HVDC transmission line projects in Canada. Both periods included charges related mainly to grid connections to offshore wind-farms in Germany, amounting to €90 million in the current six months and €111 million in the same period a year earlier.

In the first six months of fiscal 2014, revenue for the Sector came in 9% lower than a year ago, reflecting weak order entry development at Power Generation and selective order intake at Power Transmission in prior periods. On a regional basis, revenue declined in Europe, C.I.S., Africa, Middle East and the Americas region. Power Generation and Power Transmission posted revenue declines compared to the prior-year period, while Wind Power increased its revenue significantly. Orders came in 16% below the prior-year period, when a substantially higher volume from large orders included several offshore wind-farm contracts in Europe, C.I.S., Africa, Middle East. The resulting order decline in that region more than offset order growth in the Americas and Asia, Australia. Order development year-over-year reflected Energy’s challenging market environment, particularly a decrease in demand for large gas turbines. Negative currency translation effects took four percentage points from both revenue and order development during the period. The book-to-bill ratio for Energy was 1.17, and its order backlog was €55 billion at the end of the period.

Businesses	Orders
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Power Generation	6,856	8,383	(18)%	(13)%	(4)%	(1)%
Wind Power	3,937	4,451	(12)%	(8)%	(4)%	0%
Power Transmission	2,635	2,807	(6)%	(1)%	(5)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Power Generation	6,445	7,468	(14)%	(9)%	(4)%	(1)%
Wind Power	2,466	2,183	13%	17%	(4)%	0%
Power Transmission	2,495	2,891	(14)%	(9)%	(5)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Six months ended March 31,			Six months ended March 31,
	2014	2013	% Change	2014	2013
	(in millions of €)
Power Generation	1,128	1,087	4%	17.5%	14.6%
Wind Power	13	105	(88)%	0.5%	4.8%
Power Transmission	(381)	(65)	>(200)%	(15.3)%	(2.2)%

Profit at Power Generation for the first six months of fiscal 2014 increased moderately year-over-year to €1.128 billion. The current period benefited from a €73 million gain on the sale of the Division’s turbo fan business and a €72 million effect from a successful project completion in the turnkey business. For comparison, profit development in the prior-year period was held back by €46 million in charges related to compliance with sanctions on Iran. Six-month revenue for the Division decreased 14% year-over-year on declines in all three reporting regions, due to a number of factors including a global shift in the markets for gas turbines to low-price countries with fewer turnkey opportunities. Order intake was significantly below the level of the prior-year period on a decline in Europe, C.I.S., Africa, Middle East where Power Generation had taken in a higher volume from large orders in the first six months of fiscal 2013, particularly including a combined-cycle power plant in Germany. Six-month orders were also lower in the Americas.

Profit at Wind Power for the first six months of fiscal 2014 fell to €13 million. An unfavorable business mix included an unusually low contribution from the higher-margin offshore business in the second quarter. This was due to lower capacity utilization combined with production costs that were higher than average during the quarter. In addition, the Division recorded charges of €48 million for inspecting and replacing defective main bearings in onshore wind turbines. For comparison, profit in the prior-year period benefited from positive effects related to project completions and the settlement of a claim related to an offshore wind-farm project. Revenue was up 13% on increases in the Americas and Asia, Australia reporting regions. Order intake was down significantly in the first six months of fiscal 2014 compared to the prior-year period, when the Division took in a higher volume from large orders, particularly including several major offshore contracts in Europe, C.I.S., Africa, Middle East. In contrast, order intake in the Americas region more than doubled, including a recovery in the U.S., the Division‘s largest national market for onshore wind power, from a low basis of comparison in the prior year that resulted from uncertainty about continuation of production tax incentives.

Power Transmission reported a loss of €381 million in the first six months of fiscal 2014, significantly higher than in the same period a year earlier, due mainly to continuing project execution challenges. In the current period, the Division took charges totaling €297 million related to the two HVDC transmission line projects in Canada mentioned above, resulting from revised estimates for civil engineering and infrastructure provided by suppliers as well as penalties for associated project delays, among other factors. In addition, the Division took charges of €90 million related mainly to grid connections to offshore wind-farms in Germany. In the same period a year earlier, the Division’s loss included grid-connection project charges of €111 million. Finally, profit development in the current period was also held back by a high proportion of projects with low or negligible profit margins. Revenue was down 14% on decreases in all reporting regions, due mainly to selective order intake in prior periods primarily in the solutions business. Order intake was down 6% year-over-year, as declines in the Americas and Asia, Australia regions more than offset growth in Europe, C.I.S., Africa, Middle East. The Division expects continuing challenges in coming quarters.

C.2.2.2 Healthcare

Sector	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,002	948	6%
Profit margin	15.8%	14.5%
Orders	6,395	6,616	(3)%	2%	(6)%	0%
Revenue	6,350	6,530	(3)%	3%	(6)%	0%

(1)	Excluding currency translation and portfolio effects.

On balance, markets for Healthcare are expected to grow slightly in the second half of fiscal 2014. Emerging markets will continue to be a growth driver, as they seek to build up healthcare infrastructure and provide ubiquitous access to modern medical technology. In contrast, countries in the developed world seek to limit the growth of spending associated with providing high levels of care, for example through outcome-based incentives.

For the first six months of fiscal 2014, profit in the Healthcare Sector rose to €1.002 billion. Profit development in the first half of fiscal 2014 benefited from a €66 million positive effect related to the expected sale of a particle therapy installation, but was held back by unfavorable currency translation effects based on the strength of the euro compared to fiscal 2013. Reported profit in the same period a year earlier was held back by €22 million in charges for the Sector’s “Agenda 2013” initiative.

Diagnostics contributed €202 million to Sector profit, up moderately from €195 million in the prior-year period which included €12 million in “Agenda 2013” charges. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €82 million in the first six months. A year earlier, Diagnostics recorded €85 million in PPA effects.

Currency translation effects reduced reported revenue and orders for Healthcare moderately compared to the prior-year period, with most businesses posting declines. Geographically, the reported decline in revenue and orders came from Asia, Australia and the Americas. On a comparable basis, revenue rose 3% and orders were up 2% compared to the prior-year period. The book-to-bill ratio was 1.01, and Healthcare’s order backlog was €7 billion at the end of the first six months.

The Diagnostics business reported revenue of €1.847 billion in the first half of fiscal 2014, a 4% decrease from €1.924 billion a year earlier including a clear decline in the Americas due primarily to headwinds from currency translation mentioned above. On a comparable basis, Diagnostics revenue was up 2% compared to the prior-year period.

C.2.2.3 Industry

Sector	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	938	851	10%
Profit margin	10.7%	9.7%
Orders	9,394	8,691	8%	11%	(4)%	1%
Revenue	8,749	8,796	(1)%	2%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Overall, the Industry Sector’s markets showed further signs of stabilization in the first half of fiscal 2014. The growth so far was supported by long-cycle businesses and restocking by customers in China. Global growth dynamics have improved in the infrastructure and automotive industries. We expect more broad-based demand in our short-cycle businesses in the second half of fiscal 2014, supporting moderate comparable growth if customers continue to increase their capacity utilization and machinery production. On a geographic basis, we expect the strongest comparable growth for Industry to come from advanced economies, particularly including Germany and the U.S., and from China.

Due in part to the improving market conditions for the Sector’s short-cycle businesses, mainly during the second quarter, Industry reported a profit of €938 million in the first half of fiscal 2014, up from €851 million in the prior-year period. Profit development in the current six months was held back by a loss at the metals technologies business which took €77 million in charges related to a project in the U.S. For comparison, profit in the prior-year period included €54 million in charges related to the “Siemens 2014” productivity improvement program. Six-month revenue came in 1% below the prior-year level, including unfavorable currency translation effects. Order growth of 8% year-over-year was supported mainly by a higher volume from major orders in the Sector’s long-cycle businesses compared to the prior-year period. On a comparable basis, six-month revenue increased 2% year-over-year and orders rose 11%.

On a geographic basis, revenue rose in Asia, Australia, including double-digit growth in China, due in part to restocking by customers, and in Europe, C.I.S., Africa, Middle East. These increases were more than offset by a decline in the Americas compared to the prior-year period, including negative currency translation effects. Order growth for the Sector came from Asia, Australia, driven by China, and from Europe, C.I.S., Africa, Middle East. The Sector’s book-to-bill ratio was 1.07 and its order backlog was €10 billion at the end of the period.

Businesses	Orders
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	4,276	3,982	7%	9%	(4)%	2%
Drive Technologies	4,792	4,483	7%	10%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	4,016	3,941	2%	4%	(4)%	1%
Drive Technologies	4,247	4,277	(1)%	3%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Six months ended March 31,			Six months ended March 31,
	2014	2013	% Change	2014	2013
	(in millions of €)
Industry Automation	655	510	28%	16.3%	12.9%
Drive Technologies	343	316	8%	8.1%	7.4%

Six-month profit for Industry Automation rose to €655 million on higher profit in all businesses and a more favorable business mix. The Division recorded PPA effects of €22 million related to LMS International NV (LMS), acquired in the second quarter of fiscal 2013. For comparison, PPA effects related to LMS were €11 million while deferred revenue adjustments and inventory step-ups totaled €14 million in the prior-year period. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €70 million in the current period compared to €75 million a year earlier. Revenue for Industry Automation came in 2% higher year-over-year, mainly on a double-digit increase in Asia, Australia, including restocking in China, as mentioned above. Six-month orders rose 7% compared to the prior-year period, on double-digit growth in Asia, Australia and a moderate increase in Europe, C.I.S., Africa, Middle East.

Profit at Drive Technologies came in at €343 million in the first six months of fiscal 2014, including contributions from most of its businesses. While profit was lower in the same period a year earlier, it was burdened by the majority of the Sector’s charges for the “Siemens 2014” program mentioned above. Due to unfavorable currency translation effects, revenue declined slightly year-over-year, primarily including a decline in the Americas and Asia, Australia. Orders for the Division increased 7%, driven mainly by a higher volume of large orders compared to the prior-year period. On an organic basis, six-month revenue was up 3% and orders grew 10% year-over-year.

C.2.2.4 Infrastructure & Cities

Sector	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	654	147	>200%
Profit margin	7.4%	1.8%
Orders	10,985	9,574	15%	14%	(4)%	5%
Revenue	8,786	8,202	7%	6%	(4)%	5%

(1)	Excluding currency translation and portfolio effects.

We expect growth for the markets served by the Transportation & Logistics Business to remain strong in Europe, C.I.S, Africa, Middle East and in Asia, Australia. The first of these two regions remains the world’s largest geographic market for the Business, with continued investment in large rail orders. We expect the markets served by our Power Grid Solutions & Products Business to show a modest volume decline in fiscal 2014, including weaker demand in some emerging market countries and utility customers choosing to delay or reduce the scale of their investments. We expect a continuing recovery in non-residential construction markets, with our Building Technologies Division beginning to benefit from this development toward the end of fiscal 2014.

In the first half of fiscal 2014, profit for Infrastructure & Cities rose to €654 million with all Businesses contributing to the improvement. The primary factor in the increase was improved project execution and higher revenue at Transportation & Logistics, which delivered a profit in the current period compared to a loss in the first six months a year earlier, when it recorded project charges of €277 million related mainly to high-speed trains. Sector profit also rose on a more favorable business mix, particularly within Power Grid Solutions & Products. Positive results from the execution of the “Siemens 2014” program were most evident at the Building

Technologies Division. Sector profit also benefited from a €39 million net effect due to the release of accruals related to “Siemens 2014,” primarily at Transportation & Logistics. In contrast, the prior-year period was burdened by €32 million in charges for the program.

Orders for the first six months rose 15% compared to the prior-year period. While the Sector won a number of major orders in both periods, the volume from such orders was substantially higher in the current period due mainly to a contract worth €1.6 billion for two driverless subway lines in Saudi Arabia. This order will be delivered by the Transportation & Logistics and the Power Grid Solutions & Products Businesses. Revenue for the Sector was up 7% year-over-year driven by a double-digit increase in Transportation & Logistics, including execution of large rolling-stock projects and the acquisition of Invensys Rail between the periods under review. Revenue declines at the Sector’s two other Businesses included negative currency translation effects, which were particularly strong at Power Grid Solutions & Products. On a geographic basis, Infrastructure & Cities achieved double-digit increases in orders in all three reporting regions. Significantly higher revenue year-over-year in Europe, C.I.S., Africa, Middle East and Asia, Australia was partly offset by a decrease in the Americas. The Sector’s book-to-bill ratio was 1.25 and its order backlog at the end of the first half of fiscal 2014 was €30 billion.

Businesses	Orders
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	5,120	3,713	38%	29%	(4)%	13%
Power Grid Solutions & Products	3,318	3,169	5%	10%	(6)%	0%
Building Technologies	2,685	2,823	(5)%	(2)%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	3,463	2,686	29%	16%	(3)%	17%
Power Grid Solutions & Products	2,771	2,878	(4)%	2%	(6)%	0%
Building Technologies	2,666	2,777	(4)%	(1)%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Six months ended March 31,			Six months ended March 31,
	2014	2013	% Change	2014	2013
	(in millions of €)
Transportation & Logistics	210	(210)	n/a	6.1%	(7.8)%
Power Grid Solutions & Products	238	198	20%	8.6%	6.9%
Building Technologies	206	152	36%	7.7%	5.5%

Transportation & Logistics posted a profit of €210 million in the first six months of fiscal 2014, following a loss in the same amount a year earlier, when the Business took €277 million in project charges related mainly to high-speed trains as mentioned above. The Business recorded PPA effects of €26 million related to its acquisition of Invensys Rail which closed in the third quarter of fiscal 2013. First-half orders for Transportation & Logistics rose 38% year-over-year due mainly to a higher volume from major orders including a large share of the Saudi Arabia order mentioned above. Revenue grew by 29% year-over-year, as the Business is executing a number of large rolling-stock orders. Orders and revenue grew in all regions year-over-year and benefited from the acquisition of Invensys Rail between the periods under review.

First-half profit at Power Grid Solutions & Products rose to €238 million from €198 million a year earlier. The improvement was due mainly to a more favorable business mix year-over-year. Revenue was down 4% year-over-year as a decline in the Americas more than offset higher revenue in Europe, C.I.S., Africa, Middle East and Asia, Australia. Order growth of 5% included a share in the Saudi Arabia order mentioned above. As a result, orders were up in the region Europe, C.I.S., Africa, Middle East. Revenue and order development was strongly affected by negative currency translation effects. On a comparable basis, revenue was up 2% and orders rose 10% year-over-year.

Profit at Building Technologies rose to €206 million, up from €152 million a year earlier. The major factors in the increase were productivity improvements from successful implementation of the “Siemens 2014” program and a more favorable business mix year-over-year. The Division’s reported declines in revenue and orders, of 4% and 5% year-over-year, respectively, were due to the Americas region and included negative currency translation effects.

C.2.2.5 Equity Investments

In the first half of fiscal 2014, profit at Equity Investments rose to €203 million, up from €151 million a year earlier, when profit was burdened by a loss of €11 million related to Siemens’ stake in Nokia Siemens Networks B.V. This stake was sold between the periods under review. Beginning with the second quarter of fiscal 2014, we report results related to our stake in BSH in phase with results of Siemens, rather than with the lag of one quarter. Due to the one-time catch-up effect associated with this change, profit for the first six months of fiscal 2014 therefore includes results related to BSH for three quarters rather than the usual two.

C.2.2.6 Financial Services (SFS)

	Six months ended March 31,
	2014	2013	% Change
	(in millions of €)
Income before income taxes	223	230	(3)%

	March 31, 2014	Sep. 30, 2013
Total assets	19,385	18,661	4%

SFS made a solid contribution to profit in the first half of fiscal 2014, with €223 million in income before income taxes compared to €230 million in the prior-year period. SFS continued to execute its growth strategy, with increases in total assets leading to higher interest income and associated expenses. In contrast, results related to investments accounted for using the equity method came in below the level of the prior-year period. Despite substantial early terminations of financings and negative currency translation effects, total assets rose to €19.385 billion at the end of the first half of fiscal 2014, compared to €18.661 billion at the end of fiscal 2013.

C.2.2.7 Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of the operating performance of the Sectors and SFS.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a profit of €45 million in the first six months of fiscal 2014, compared to a profit of €23 million in the same period a year earlier.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €150 million in the first six months of fiscal 2014, compared to €43 million in the same period a year earlier. As in the past, income from SRE continues to be highly dependent on disposals of real estate.

Corporate items and pensions

Corporate items and pensions reported a loss of €435 million in the first six months of fiscal 2014, compared to a loss of €318 million in the same period a year earlier. Within these figures, the loss at Corporate items was €239 million, compared to a loss of €113 million in the prior-year period. Results for the first six months of fiscal 2014 included expenses resulting from changes in the fair value of warrants issued together with US$3 billion in bonds in fiscal 2012, and negative effects related to legal and regulatory matters. Centrally carried pension expense totaled €196 million in the first six months of fiscal 2014, compared to €205 million in the same period a year earlier.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €35 million in the first half of fiscal 2014 compared to a negative €5 million in the same period a year earlier. The primary factor in the improvement was higher income from Corporate Treasury activities due mainly to changes in the fair value of interest rate derivatives not qualifying for hedge accounting.

C.2.3 Reconciliation to adjusted EBITDA

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

For the six months ended March 31, 2014 and 2013 (in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expenses), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Sectors
Energy Sector	761	961	57	(67)	(20)	(15)	724	1,043	52	56	193	218	969	1,317	8.5%	10.5%
therein:
Power Generation	1,128	1,087	24	20	(12)	(9)	1,116	1,076	29	34	99	108	1,244	1,218
Wind Power	13	105	3	(7)	(6)	(3)	16	115	16	15	50	45	82	175
Power Transmission	(381)	(65)	15	10	(4)	(5)	(392)	(70)	7	7	43	50	(343)	(13)
Healthcare Sector	1,002	948	2	4	21	4	979	941	141	160	162	159	1,281	1,260	20.2%	19.3%
therein:
Diagnostics	202	195	—	—	21	6	181	190	93	99	103	106	377	395
Industry Sector	938	851	2	5	1	(3)	935	849	144	149	144	165	1,223	1,163	14.0%	13.2%
therein:
Industry Automation	655	510	—	—	2	(1)	652	511	118	114	52	56	823	681
Drive Technologies	343	316	2	5	(1)	(2)	342	313	23	31	86	103	450	446
Infrastructure & Cities Sector	654	147	16	18	(8)	(10)	646	139	63	55	81	80	790	274	9.0%	3.3%
therein:
Transportation & Logistics	210	(210)	9	13	(6)	(4)	206	(219)	33	7	27	21	266	(191)
Power Grid Solutions & Products	238	198	5	5	(1)	(5)	235	198	10	18	32	35	277	250
Building Technologies	206	152	2	—	(1)	(1)	205	152	20	30	20	23	245	205
Total Sectors	3,355	2,909	77	(40)	(6)	(24)	3,283	2,973	399	421	580	621	4,263	4,015

Equity Investments	203	151	194	139	8	12	1	—	—	—	—	—	1	—
Financial Services (SFS)	223	230	37	44	273	214	(86)	(29)	2	3	100	117	17	90
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	45	23	42	22	(1)	—	4	1	—	1	1	1	6	3
Siemens Real Estate (SRE)	150	43	—	—	(54)	(56)	203	99	1	1	123	139	326	238
Corporate items and pensions	(435)	(318)	—	—	(306)	(166)	(129)	(151)	9	9	28	46	(92)	(97)
Eliminations, Corporate Treasury and other reconciling items	35	(5)	—	(3)	110	34	(75)	(36)	—	—	(15)	(18)	(90)	(54)

Siemens	3,577	3,033	349	163	25	13	3,202	2,856	412	434	817	906	4,431	4,196

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes.

For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €4 million and €— million for the six months ended March 31, 2014 and 2013, respectively.

C.3 FINANCIAL POSITION

C.3.1 CAPITAL STRUCTURE

As of March 31, 2014 and September 30, 2013 the capital structure ratios were as follows:

	March 31, 2014	September 30, 2013
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	3,757	1,944
Plus: Long-term debt(1)	18,587	18,509
Less: Cash and cash equivalents	(8,585)	(9,190)
Less: Current available-for-sale financial assets	(799)	(601)

Net debt	12,960	10,663
Less: SFS Debt(2)	(16,428)	(15,600)
Plus: Post-employment benefits(3)	9,614	9,265
Plus: Credit guarantees	666	622
Less: 50% nominal amount hybrid bond(4)	(903)	(899)
Less: Fair value hedge accounting adjustment(5)	(1,134)	(1,247)

Adjusted industrial net debt	4,775	2,805

Adjusted EBITDA (continuing operations)	4,431	8,215

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(6)	0.54	0.34

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,134 million as of March 31, 2014 and €1,247 million as of September 30, 2013.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Post-employment benefits as presented in D.3 Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Note 31 in D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2013.

(6)	In order to calculate this ratio, adjusted EBITDA (continuing operations) for the current period needs to be annualized.

C.3.2 CASH FLOWS

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first six months of fiscal 2014 and 2013 for both continuing and discontinued operations.

Cash flows	Continuing operations		Discontinued operations		Continuing and discontinued operations
	Six months ended March 31,
	2014	2013	2014	2013	2014	2013
	(in millions of €)
Cash flows from:
Operating activities	1,476	669	(24)	88	1,452	757
Investing activities	(1,865)	(1,849)	446	(115)	(1,419)	(1,964)
therein: Additions to intangible assets and property, plant and equipment	(745)	(724)	(5)	(93)	(750)	(817)
Free cash flow	732	(56)	(29)	(5)	703	(61)
Financing activities	(582)	(1,798)	—	(19)	(582)	(1,817)

Cash flows from operating activities—Continuing operations provided cash of €1.476 billion in the first half of fiscal 2014, an improved cash inflow compared to €669 million in the same period a year earlier. In both periods, the major component of cash inflows related to income from continuing operations, which was €2.550 billion in the first half of fiscal 2014 compared to €2.130 billion in the prior-year period. A build-up of operating net working capital led to cash outflows of €0.9 billion in the current period compared to outflows of €2.2 billion in the same period a year earlier. In the current period we recorded positive changes in billings in excess of costs and estimated earnings on uncompleted contracts and related advances, particularly in Energy, as well as in trade and other receivables. These positive changes were more than offset by a significant build-up in inventories and payments of trade payables in all Sectors. The current period included cash outflows of approximately €0.3 billion corresponding to charges to income taken for the “Siemens 2014” program, compared to €0.1 billion in such outflows in the prior-year period.

Discontinued operations used cash of €24 million in the first six months of fiscal 2014, compared to cash provided of €88 million in the prior-year period, which included larger cash inflows at OSRAM.

Cash flows from investing activities—Cash used in investing activities for continuing operations amounted to €1.865 billion in the first half of fiscal 2014, compared to cash used of €1.849 billion in the prior-year period. In the current period cash outflows from investing activities were due mainly to two factors. Firstly, we recorded outflows totaling €1.139 billion for an increase in new business volume at SFS, despite substantial early terminations of financings. Secondly, we had additions to intangible assets and property, plant and equipment of €745 million, which related mainly to investments within the Sectors. For comparison, the prior-year period included cash outflows from the financing business at SFS of €559 million and additions to intangible assets and property, plant and equipment of €724 million. In the prior-year period we recorded also cash outflows of €670 million related to Industry’s acquisitions of LMS International NV and cash inflows of €0.3 billion related to the sale of Atos S.A. convertible bonds.

Discontinued operations provided cash of €446 million in the first six months of fiscal 2014, compared to cash used of €115 million in the prior-year period. The current period included proceeds (excluding cash sold) of €0.5 billion related to the sale of the Water Technologies Business Unit.

Free cash flow from continuing and discontinued operations amounted to a positive €703 million in the first half of fiscal 2014, compared to a negative €61 million a year earlier. The improvement year-over-year resulted primarily from higher cash inflows from operating activities for continuing operations as discussed above.

On a sequential basis, Free cash flow during the first and second quarter of fiscal 2014 and during fiscal 2013 was as follows:

Cash flows from financing activities—Financing activities for continuing operations used cash of €582 million in the first half of fiscal 2014, compared to cash used of €1.798 billion in the same period a year earlier. In the current period the major components of cash flows were dividends paid (for fiscal 2013) to shareholders of Siemens AG of €2.533 billion partly offset by cash inflows from the change in short-term debt and other financing activities of €2.101 billion. For comparison, in the prior-year period we paid dividends (for fiscal 2012) to shareholders of Siemens AG of €2.528 billion and received cash inflows of €947 million from the change in short-term debt and other financing activities. In both periods, the changes in short-term debt and other financing activities primarily related to the issuance of commercial paper. As additional major components in the prior-year period, we recorded proceeds of €3.467 billion from the issuance of long-term debt and cash outflows of €2.032 billion for the repayment of long-term debt and €1.320 billion for the purchase of treasury shares.

C.3.3 CAPITAL RESOURCES AND REQUIREMENTS

We have a US$9.0 billion (€6.5 billion) global multi-currency commercial paper program in place. As of March 31, 2014 the nominal amount outstanding in commercial paper was US$2.5 billion (€1.8 billion).

In March 2014, we issued US$300 million (€0.2 billion) privately placed floating-rate instruments due in March, 2019.

In March 2014, our two bilateral US$500 million (totaling €0.7 billion) floating-rate term loans (three months LIBOR + 0.79% p.a.) with an original term of five years were extended by one year until March, 2019 with a remaining one-year extension option.

In April 2014, our €4.0 billion undrawn syndicated multi-currency revolving credit facility, signed in April 2012 with an original term of five years, was extended by one year until April 2019. There are no remaining extension options.

C.3.4 POST-EMPLOYMENT BENEFITS

At the end of the first six months of fiscal 2014, the funded status of Siemens’ defined benefit plans showed an underfunding of €9.4 billion, compared to an underfunding of €9.1 billion at the end of fiscal 2013. Within these figures, underfunding for pension plans amounted to €8.9 billion and €8.5 billion, respectively, as of March 31, 2014 and September 30, 2013. The increase in Siemens’ defined benefit obligation (DBO) was largely offset by an increase in the fair value of plan assets.

The DBO of Siemens’ defined benefit plans, which takes into account future compensation and pension increases, amounted to €34.3 billion on March 31, 2014, compared to €33.2 billion on September 30, 2013. The DBO increased in the first six months of fiscal 2014 due primarily to a substantial decrease in the discount rate assumption and also due to accrued service and interest cost. These factors were partly offset by benefits paid.

The fair value of Siemens’ plan assets as of March 31, 2014 was €24.9 billion compared to €24.1 billion on September 30, 2013. The actual return on plan assets for the first six months of fiscal 2014 amounted to €1.2 billion, resulting mainly from fixed-income investments. Employer contributions amounted to €274 million in the first six months of fiscal 2014. These factors were partly offset by benefits paid.

For more information on Siemens’ post-employment benefits, see Note 6 in D.6 Notes to Condensed Interim Consolidated Financial Statements.

C.4 NET ASSETS POSITION

Total current assets decreased by €1.678 billion as of March 31, 2014, compared to September 30, 2013. The largest factors in the decrease within the first half of fiscal 2014 were lower assets classified as held for disposal, primarily due to the sale of the Water Technologies Business Unit, and negative currency translation effects. Total non-current assets increased by €787 million within the first half of fiscal 2014 mainly due to higher other financial assets, particularly higher loans receivable at SFS in connection with its growth strategy, partly offset by negative currency translation effects.

Total current liabilities decreased by €875 million as of March 31, 2014, compared to September 30, 2013. The main factors in the decrease within the first half of fiscal 2014, which include negative currency translation effects, were the following: Firstly, a decrease of €1.215 billion in the line item Other current liabilities due mainly to a decrease in personnel-related liabilities, particularly liabilities related to bonus payments to our employees; secondly, a decrease of €812 million in the line item Trade payables, particularly in our Sectors. The decreases within the first half of fiscal 2014 in these line items were partly offset by an increase of €1.813 billion in the line item Short-term debt and current maturities of long-term debt, which resulted mainly from the issuance of commercial paper. Total non-current liabilities and total equity as of March 31, 2014 remained nearly unchanged from their levels as of September 30, 2013. Within total equity an increase due to the net income of €2.610 billion was offset by a decrease due to dividend payments totaling €2.609 billion.

C.5 SUBSEQUENT EVENTS

At the beginning of May 2014, Siemens announced the acquisition of the Rolls-Royce Energy aero-derivative gas turbine and compressor business of Rolls-Royce plc, U.K. (Rolls-Royce). With the acquisition, Siemens intends to strengthen its position in the growing oil and gas industry as well as in the field of decentralized power generation. The purchase price amounts to £785 million (€950 million). In addition, as part of the transaction, Siemens will pay Rolls-Royce £200 million (€240 million) for a 25 year technology licensing agreement granting exclusive access to future Rolls-Royce aero-turbine technology developments in the four to 85 megawatt power output range as well as preferred access to supply and engineering services of Rolls-Royce. The transaction is subject to approval by regulatory authorities. Closing is expected in the first quarter of fiscal 2015.

At the beginning of May 2014, Siemens announced that it will contribute its Industry Sector’s metallurgical solution business (Metals Technologies Business Unit) including the related electrics and automation business (other than electrical service), into a new global full-line metallurgical solutions business joint venture with Mitsubishi-Hitachi Metals Machinery, Inc. in which Siemens will hold 49%. Mitsubishi-Hitachi Metals Machinery, Inc. is majority owned by Mitsubishi Heavy Industries, Ltd. The transaction is subject to approval by regulatory authorities. Closing is expected in the first quarter of fiscal 2015. Siemens classifies the Business Unit as held for disposal and discontinued operations since the third quarter of fiscal 2014.

C.6 SIEMENS – VISION 2020

In the future, Siemens will position itself along the electrification, automation and digitalization. Along these value chains Siemens has identified several growth fields in which it sees its greatest long-term potential. The company is orienting its resource allocation toward these growth fields and has announced concrete measures in this direction. The measures include the purchase of the major part of Rolls-Royce’s energy business and the contribution of Siemens’ Metals Technologies into a joint venture. For more information on these two transactions, see C.5 Subsequent Events. A public listing of the audiology business will also be prepared. In addition, Siemens is making its organization flatter and more customer-oriented.

As of October 1, 2014, the organization will be streamlined by eliminating the Sector level and bundling business into nine Divisions instead of the current 16. In addition, Healthcare will be separately managed in the future.

Bundling the Divisions and eliminating the Sectors will reduce bureaucracy, cut costs and accelerate decision-making within the company. In addition, the company’s support functions – for example, human resources and communications – are to be streamlined and centrally managed in the future. These measures, which are expected to increase productivity by some €1 billion a year, are to be fully effective by the end of fiscal 2016. To optimize cost development sustainably, the company has set a new target for total cost productivity. Starting in fiscal 2015, it is to total three to five percent a year.

As of fiscal 2015, the Divisions will be assigned target profit margin ranges excluding PPA effects – that is, excluding the acquisition-related amortization of intangibles. These target ranges are oriented on the profit margins of each Division’s main competitors.

Power and Gas	11 – 15%
Wind Power and Renewables	5 – 8%
Energy Management	7 – 10%
Building Technologies	8 – 11%
Mobility	6 – 9%
Digital Factory	14 – 20%
Process Industries and Drives	8 – 12%
Healthcare	15 – 19%
Financial Services	15 – 20% (Return on equity)

In addition, the company wants to expand its share plans for employees below the senior management level and increase the number of employee shareholders by at least 50 percent to well over 200,000. For this purpose, Siemens will make up to €400 million available annually depending on company performance. In addition, the launch of the previously announced share buyback program of up to €4 billion is upcoming.

C.7 OUTLOOK

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a sustainable recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1. Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net Income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares out-standing of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters.

C.8 RISKS AND OPPORTUNITIES

In our Annual Report for fiscal 2013 we described certain risks which could have a material adverse effect on our business, financial condition (including effects on assets, liabilities and cash flows), results of operations and reputation, our most significant opportunities as well as the design of our risk management system.

As previously disclosed, protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights and subject us to continually increasing costs related to designing and implementing appropriate compliance programs and protocols.

As a globally operating organization, we conduct business with customers in countries, such as Iran, Syria and Cuba, that are subject to increasingly expansive export control regulations, embargoes, economic sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations.

Ongoing political disputes, particularly regarding the Ukraine, may result in additional trade restrictions and other negative effects, e.g. on the global economy, impacting our business, financial condition, results of operations and reputation.

During the first six months of fiscal 2014, we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2013 and in C.1 Overview for the second quarter of fiscal 2014 (three months ended March 31, 2014), C.2.2 Segment information, and in legal proceedings in Note 9 in D.6 Notes to Condensed Interim Consolidated Financial Statements. Additional risks and opportunities not known to us or that we currently consider immaterial could also affect our business operations. We do not expect to incur any risks that either individually or in combination could endanger our ability to continue as a going concern. We refer also to C.9 Notes and forward-looking statements.

C.9 NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter Risks and opportunities of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

For technical reasons, there may be differences between the accounting records appearing in this document and those published pursuant to legal requirements.

SIEMENS

D. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

D.1 CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the three and six months ended March 31, 2014 and 2013

(in millions of €, per share amounts in €)

		Three months ended March 31,		Six months ended March 31,
	Note	2014	2013	2014	2013
Revenue		17,449	17,779	34,774	35,705
Cost of sales		(12,469)	(12,764)	(24,555)	(25,502)

Gross profit		4,980	5,016	10,219	10,202
Research and development expenses		(1,064)	(1,036)	(2,023)	(2,030)
Selling and general administrative expenses		(2,613)	(2,719)	(5,207)	(5,320)
Other operating income	3	153	56	467	196
Other operating expenses		(91)	(55)	(254)	(191)
Income from investments accounted for using the equity method, net		195	68	349	163
Interest income	4	254	225	510	458
Interest expenses	4	(184)	(185)	(373)	(375)
Other financial income (expenses), net	4	(21)	(37)	(113)	(70)

Income from continuing operations before income taxes		1,609	1,333	3,577	3,033
Income tax expenses		(446)	(352)	(1,027)	(902)

Income from continuing operations		1,163	980	2,550	2,130
Income (loss) from discontinued operations, net of income taxes	2	(10)	49	61	113

Net income		1,153	1,030	2,610	2,243

Attributable to:
Non-controlling interests		29	20	54	37
Shareholders of Siemens AG		1,124	1,009	2,556	2,207

Basic earnings per share	13
Income from continuing operations		1.34	1.14	2.95	2.48
Income (loss) from discontinued operations		(0.01)	0.06	0.07	0.13

Net income		1.33	1.20	3.03	2.61

Diluted earnings per share	13
Income from continuing operations		1.33	1.13	2.92	2.46
Income (loss) from discontinued operations		(0.01)	0.06	0.07	0.13

Net income		1.32	1.18	3.00	2.59

D.2 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

For the three and six months ended March 31, 2014 and 2013

(in millions of €)

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
Net income	1,153	1,030	2,610	2,243
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(607)	41	(232)	(55)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(142)	341	(510)	(35)
Available-for-sale financial assets	101	8	324	9
Derivative financial instruments	(33)	(32)	(24)	42

	(74)	316	(211)	16

Other comprehensive income, net of income taxes(1)	(682)	357	(442)	(39)

Total comprehensive income	471	1,386	2,168	2,205

Attributable to:
Non-controlling interests	29	37	55	38
Shareholders of Siemens AG	442	1,349	2,113	2,166

(1)	Includes income (expenses) resulting from investments accounted for using the equity method of €(24) million and €(48) million, respectively, for the three months ended March 31, 2014 and 2013, and €(72) million and €(114) million for the six months ended March 31, 2014 and 2013, respectively. Thereof €6 million and €(59) million, respectively, for the three months ended March 31, 2014 and 2013, and €7 million and €(117) million for the six months ended March 31, 2014 and 2013, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.3 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2014 (unaudited) and September 30, 2013

(in millions of €)

	Note	03/31/14	09/30/13
ASSETS
Cash and cash equivalents		8,585	9,190
Available-for-sale financial assets		799	601
Trade and other receivables		14,231	14,853
Other current financial assets		3,002	3,250
Inventories		16,364	15,560
Current income tax assets		579	794
Other current assets		1,281	1,297
Assets classified as held for disposal	2	418	1,393

Total current assets		45,259	46,937

Goodwill		17,673	17,883
Other intangible assets		4,770	5,057
Property, plant and equipment		9,505	9,815
Investments accounted for using the equity method		3,253	3,022
Other financial assets		16,461	15,117
Deferred tax assets		3,152	3,234
Other assets		972	872

Total non-current assets		55,786	54,999

Total assets		101,045	101,936

LIABILITIES AND EQUITY
Short-term debt and current maturities of long-term debt	5	3,757	1,944
Trade payables		6,787	7,599
Other current financial liabilities		1,583	1,515
Current provisions		4,550	4,485
Current income tax liabilities		1,704	2,151
Other current liabilities		18,486	19,701
Liabilities associated with assets classified as held for disposal	2	126	473

Total current liabilities		36,994	37,868

Long-term debt	5	18,587	18,509
Post-employment benefits	6	9,614	9,265
Deferred tax liabilities		506	504
Provisions	7	3,768	3,907
Other financial liabilities		1,289	1,184
Other liabilities		1,952	2,074

Total non-current liabilities		35,715	35,443

Total liabilities		72,709	73,312

Equity	8
Issued capital, no par value(1)		2,643	2,643
Capital reserve		5,449	5,484
Retained earnings		22,412	22,663
Other components of equity		56	268
Treasury shares, at cost(2)		(2,704)	(2,946)

Total equity attributable to shareholders of Siemens AG		27,856	28,111

Non-controlling interests		480	514

Total equity		28,336	28,625

Total liabilities and equity		101,045	101,936

(1)	Authorized: 1,087,200,000 (thereof 176,200,000 pending commercial registry entry) and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(2)	34,871,122 and 37,997,595 shares, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.4 CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the six months ended March 31, 2014 and 2013

(in millions of €)

	Six months ended March 31,
	2014	2013
Cash flows from operating activities
Net income	2,610	2,243
Adjustments to reconcile net income to cash flows from operating activities–continuing operations
Income from discontinued operations, net of income taxes	(61)	(113)
Amortization, depreciation and impairments	1,229	1,339
Income tax expenses	1,027	902
Interest (income) expenses, net	(137)	(84)
(Gains) losses on disposals of assets related to investing activities, net(1)	(238)	(39)
Other (income) losses from investments(1)	(345)	(146)
Other non-cash (income) expenses	282	236
Change in assets and liabilities
Inventories	(990)	(508)
Trade and other receivables	364	(5)
Trade payables	(688)	(1,244)
Other assets and liabilities	(1,006)	(942)
Additions to assets leased to others in operating leases	(175)	(211)
Income taxes paid	(984)	(1,271)
Dividends received	123	99
Interest received	465	412

Cash flows from operating activities–continuing operations	1,476	669
Cash flows from operating activities–discontinued operations	(24)	88

Cash flows from operating activities–continuing and discontinued operations	1,452	757
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(745)	(724)
Acquisitions of businesses, net of cash acquired	(5)	(718)
Purchase of investments(1)	(148)	(196)
Purchase of current available-for-sale financial assets	(216)	(29)
Change in receivables from financing activities	(1,139)	(559)
Disposal of investments, intangibles and property, plant and equipment(1)	261	388
Disposal of businesses, net of cash disposed	90	(42)
Disposal of current available-for-sale financial assets	37	30

Cash flows from investing activities–continuing operations	(1,865)	(1,849)
Cash flows from investing activities–discontinued operations	446	(115)

Cash flows from investing activities–continuing and discontinued operations	(1,419)	(1,964)
Cash flows from financing activities
Purchase of treasury shares	—	(1,320)
Other transactions with owners	(19)	4
Issuance of long-term debt	218	3,467
Repayment of long-term debt (including current maturities of long-term debt)	(28)	(2,032)
Change in short-term debt and other financing activities	2,101	947
Interest paid	(241)	(229)
Dividends paid to shareholders of Siemens AG	(2,533)	(2,528)
Dividends attributable to non-controlling interests	(79)	(108)

Cash flows from financing activities–continuing operations	(582)	(1,798)
Cash flows from financing activities–discontinued operations	—	(19)

Cash flows from financing activities–continuing and discontinued operations	(582)	(1,817)
Effect of changes in exchange rates on cash and cash equivalents	(98)	17
Change in cash and cash equivalents	(648)	(3,007)
Cash and cash equivalents at beginning of period	9,234	10,950

Cash and cash equivalents at end of period	8,586	7,943
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	1	51

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,585	7,892

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchase of investments includes certain loans to investments accounted for using the equity method.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.5 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the six months ended March 31, 2014 and 2013

(in millions of €)

			Total comprehensive income
					Other components of equity
					Items that may be reclassified subsequently to profit or loss
	Issued capital	Capital reserve	Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance as of October 1, 2012 (as previously reported)	2,643	6,173	22,756		857	245	(44)	23,814	(1,897)	30,733	569	31,302
Effect of retrospectively adopting IAS 19R	—	—	122		—	—	—	122	—	122	—	122

Balance as of October 1, 2012(1)	2,643	6,173	22,877		857	245	(44)	23,936	(1,897)	30,855	569	31,424

Net income	—	—	2,207		—	—	—	2,207	—	2,207	37	2,243
Other comprehensive income, net of income taxes	—	—	(55	)(2)	(35)	9	41	(40)	—	(40)	2	(39	)(3)
Dividends	—	—	(2,528)		—	—	—	(2,528)	—	(2,528)	(80)	(2,609)
Share-based payment	—	(32)	(34)		—	—	—	(34)	—	(66)	—	(66)
Purchase of treasury shares	—	—	—		—	—	—	—	(1,281)	(1,281)	—	(1,281)
Re-issuance of treasury shares	—	3	—		—	—	—	—	260	263	—	263
Transactions with non-controlling interests	—	—	(11)		—	—	—	(11)	—	(11)	9	(2)
Spin-off related changes in equity	—	(163)	(2,600)		—	—	—	(2,600)	—	(2,763)	—	(2,763)
Other changes in equity	—	(553)	(11)		—	—	—	(11)	—	(564)	13	(551)

Balance as of March 31, 2013	2,643	5,428	19,845		821	254	(3)	20,918	(2,919)	26,071	549	26,620

Balance as of October 1, 2013	2,643	5,484	22,663		(160)	428	(1)	22,930	(2,946)	28,111	514	28,625

Net income	—	—	2,556		—	—	—	2,556	—	2,556	54	2,610
Other comprehensive income, net of income taxes	—	—	(232	)(2)	(510)	324	(25)	(443)	—	(443)	1	(442	)(3)
Dividends	—	—	(2,533)		—	—	—	(2,533)	—	(2,533)	(75)	(2,609)
Share-based payment	—	(60)	(16)		—	—	—	(16)	—	(76)	—	(76)
Re-issuance of treasury shares	—	25	—		—	—	—	—	242	267	—	267
Transactions with non-controlling interests	—	—	(17)		—	—	—	(17)	—	(17)	(11)	(28)
Other changes in equity	—	—	(10)		—	—	—	(10)	—	(10)	(2)	(12)

Balance as of March 31, 2014	2,643	5,449	22,412		(671)	752	(25)	22,468	(2,704)	27,856	480	28,336

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation in D.6 Notes to Condensed Interim Consolidated Financial Statements.

(2)	Items of Other comprehensive income that will not be reclassified to profit or loss consist of Remeasurements of defined benefit plans of €(232) million and €(55) million, respectively in the six months ended March 31, 2014 and 2013. Remeasurements of defined benefit plans are included in line item Retained earnings.

(3)	In the six months ended March 31, 2014 and 2013, Other comprehensive income, net of income taxes, includes non-controlling interests of €- million and €- million relating to Remeasurements of defined benefit plans, €- million and €1 million relating to Currency translation differences, €- million and €- million relating to Available-for-sale financial assets and €- million and €1 million relating to Derivative financial instruments.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.6 NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations–unaudited)

As of and for the three months ended March 31, 2014 and 2013 and as of September 30, 2013

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	03/31/14	9/30/13	2014	2013	2014	2013	2014	2013
Sectors
Energy	6,105	8,464	5,545	6,196	55	64	5,600	6,260	255	551	2,259	1,621	799	925	96	71	123	130
Healthcare	3,196	3,330	3,251	3,273	5	5	3,256	3,278	531	445	11,125	11,023	404	450	74	62	151	158
Industry	4,783	4,402	4,026	3,995	404	389	4,430	4,385	456	345	6,989	6,549	297	448	67	75	141	174
Infrastructure & Cities	4,662	5,210	4,268	3,876	154	186	4,422	4,062	325	6	5,437	4,973	226	(37)	49	50	72	67

Total Sectors	18,746	21,406	17,089	17,340	619	644	17,708	17,984	1,566	1,348	25,809	24,166	1,726	1,786	285	258	487	529
Equity Investments	—	—	—	—	—	—	—	—	123	29	2,960	2,488	—	5	—	—	—	—
Financial Services (SFS)	236	236	188	221	48	15	236	236	114	113	19,385	18,661	192	301	9	3	51	61
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	55	102	58	66	1	3	59	68	35	21	(249)	(267)	(2)	(6)	1	2	1	1
Siemens Real Estate (SRE)	602	622	65	69	537	553	602	622	18	(2)	4,607	4,747	(11)	16	81	69	62	75
Corporate items and pensions	91	132	50	85	43	48	93	133	(249)	(152)	(11,290)	(11,252)	(175)	(75)	14	21	19	37
Eliminations, Corporate Treasury and other reconciling items	(1,301)	(1,264)	—	—	(1,249)	(1,264)	(1,249)	(1,264)	3	(25)	59,823	63,393	(340)	(666)	(1)	—	(7)	(9)

Siemens	18,430	21,235	17,449	17,779	—	—	17,449	17,779	1,609	1,333	101,045	101,936	1,390	1,360	390	352	613	694

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

SEGMENT INFORMATION (continuing operations–unaudited)

As of and for the six months ended March 31, 2014 and 2013 and as of September 30, 2013

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	03/31/14	9/30/13	2014	2013	2014	2013	2014	2013
Sectors
Energy	13,322	15,835	11,262	12,435	120	127	11,382	12,562	761	961	2,259	1,621	97	135	167	144	245	274
Healthcare	6,395	6,616	6,338	6,519	13	10	6,350	6,530	1,002	948	11,125	11,023	692	675	145	114	299	320
Industry	9,394	8,691	7,975	8,039	774	756	8,749	8,796	938	851	6,989	6,549	377	649	124	129	288	314
Infrastructure & Cities	10,985	9,574	8,489	7,858	297	344	8,786	8,202	654	147	5,437	4,973	123	(403)	93	99	144	135

Total Sectors	40,096	40,717	34,063	34,852	1,204	1,238	35,267	36,090	3,355	2,909	25,809	24,166	1,288	1,056	529	486	976	1,042
Equity Investments	—	—	—	—	—	—	—	—	203	151	2,960	2,488	(5)	5	—	—	—	—
Financial Services (SFS)	463	440	371	413	92	27	463	440	223	230	19,385	18,661	298	396	18	46	103	119
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	116	168	116	130	4	5	120	135	45	23	(249)	(267)	33	(23)	3	2	1	2
Siemens Real Estate (SRE)	1,189	1,222	126	144	1,063	1,078	1,189	1,222	150	43	4,607	4,747	(85)	(77)	164	155	123	140
Corporate items and pensions	174	259	98	166	78	93	176	259	(435)	(318)	(11,290)	(11,252)	(515)	(510)	32	36	37	54
Eliminations, Corporate Treasury and other reconciling items	(2,773)	(2,398)	—	—	(2,441)	(2,442)	(2,441)	(2,442)	35	(5)	59,823	63,393	(284)	(902)	(2)	—	(15)	(18)

Siemens	39,266	40,408	34,774	35,705	—	—	34,774	35,705	3,577	3,033	101,045	101,936	732	(56)	745	724	1,225	1,339

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering.

Interim Consolidated Financial Statements—The accompanying Consolidated Statements of Financial Position as of March 31, 2014, the Consolidated Statements of Income for the three and six months ended March 31, 2014 and 2013, the Consolidated Statements of Comprehensive Income for the three and six months ended March 31, 2014 and 2013, the Consolidated Statements of Cash Flows for the six months ended March 31, 2014 and 2013, the Consolidated Statements of Changes in Equity for the six months ended March 31, 2014 and 2013 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2013. The interim financial statements apply the same accounting principles and practices as those used in the 2013 annual financial statements except as described at recently adopted accounting pronouncements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and six months ended March 31, 2014, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on May 9, 2014.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate of Siemens.

Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation. To enhance transparency, the Company changed retrospectively the presentation of financing of discontinued operations in the Consolidated Statements of Cash Flows in the second quarter of fiscal 2014.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of October 1, 2013, Siemens adopted IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and consequential amendments to IAS 27, Separate Financial Statements (amended 2011) and IAS 28, Investments in Associates and Joint Ventures (amended 2011). IFRS 10 provides a comprehensive concept of control in determining whether an entity is to be consolidated, IFRS 11 provides guidance on accounting for joint arrangements by focusing on rights and obligations of the arrangement and IFRS 12 provides comprehensive disclosure requirements for all forms of interests in other entities. The standards are applied on a retrospective basis. The adoption of the new standards did not have a material impact on the Company’s Consolidated Financial Statements; disclosures according to IFRS 12 will be provided in the Notes to the September 30, 2014 annual Consolidated Financial Statements.

As of October 1, 2013, Siemens adopted IFRS 13, Fair Value Measurement. The new standard defines fair value and standardizes disclosures on fair value measurements of both financial and non-financial instrument items. The standard is applied on a prospective basis. The adoption of IFRS 13 did not have a material impact on the Company’s Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

In November 2013, the IASB issued IFRS 9, Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), which introduces new regulations regarding the application of hedge accounting and which provides corresponding additional disclosure requirements, to better reflect an entities’ risk management activities especially with regard to managing non-financial risks, and to provide enhanced information on these activities. The amendments permit to separately adopt the requirement of IFRS 9 to present the effects of own credit risk on liabilities designated at fair value through profit or loss in other comprehensive income without adopting IFRS 9 in its entirety. The mandatory effective date of IFRS 9 of annual reporting periods beginning on or after January 1, 2015 was removed, however, early application is still permitted. The European Financial Reporting Advisory Group postponed its endorsement advice on IFRS 9. The Company is currently assessing the impacts of adopting IFRS 9 on the Company’s Consolidated Financial Statements.

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

ACQUISITIONS

Acquisitions in fiscal 2013

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, which was integrated in the Industry Sector’s Industry Automation Division. The purchase price allocation was finalized in the six months ended March 31, 2014. No significant adjustments were made to the preliminary purchase price allocation as of September 30, 2013.

DISPOSITIONS AND DISCONTINUED OPERATIONS

Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of March 31, 2014 include assets held for disposal of €403 million and liabilities held for disposal of €105 million, respectively, that do not qualify as discontinued operations. As of March 31, 2014, the assets and liabilities mainly include the TurboCare Business Unit of the Energy Sector.

Discontinued operations

General

Net income (loss) from discontinued operations presented in the Consolidated Statements of Income for the three and six months ended March 31, 2014 amount to €(10) million (thereof €13 million income tax) and €61 million (thereof €77 million income tax) compared to the three and six months ended March 31, 2013 of €49 million (thereof €14 million income tax) and €113 million (thereof €(57) million income tax), respectively.

Net income (loss) from discontinued operations attributable to shareholders of Siemens AG for the three months ended March 31, 2014 and 2013 amount to €(10) million and €48 million. Net income from discontinued operations attributable to shareholders of Siemens AG for the six months ended March 31, 2014 and 2013 amount to €61 million and €109 million, respectively.

Water Technologies — discontinued operations, assets and liabilities held for disposal

The Water Technologies Business Unit is classified as held for disposal and discontinued operations since the fourth quarter of fiscal 2013. In the three months ended December 31, 2013, Siemens signed an agreement to sell the disposal group to funds managed by American European Associates Investors LP, U.S. On January 15, 2014, Siemens closed the transaction for a preliminary consideration of €612 million.

The results of Water Technologies are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
	(in millions of €)
Revenue	27	234	225	459
Expenses	(31)	(230)	(228)	(461)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(10)	(1)	(8)	(1)

Pretax income (loss) from discontinued operations	(14)	4	(11)	(3)

Income taxes on ordinary activities	1	(2)	(1)	(1)
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	9	—	7	—

Income (loss) from discontinued operations, net of income taxes	(4)	1	(5)	(3)

The assets and liabilities of Water Technologies are presented as held for disposal in the Consolidated Statements of Financial Position through the date of sale. The carrying amounts of the major classes of assets and liabilities of Water Technologies were as follows:

	January 15, 2014	September 30, 2013
	(in millions of €)
Cash and cash equivalents	75	30
Trade and other receivables	125	155
Inventories	136	144
Other financial assets	15	5
Goodwill	154	155
Other intangible assets	104	103
Property, plant and equipment	164	157
Other assets	20	19

Assets classified as held for disposal	794	768

Trade payables	60	79
Current provisions	29	36
Other current liabilities	78	92
Post-employment benefits	7	13
Other liabilities	40	37

Liabilities associated with assets classified as held for disposal	214	258

OSRAM, Siemens IT Solutions and Services, SV and Com — discontinued operations

Net results of discontinued operations of OSRAM, Siemens IT Solutions and Services, SV activities and the former operating segment Com presented in the Consolidated Statements of Income in the three and six months ended March 31, 2014 amounted to €(6) million (thereof €3 million income tax) and €66 million (thereof €70 million income tax) compared to €48 million (thereof €16 million income tax) and €116 million (thereof €(57) million income tax), respectively, in the three and six months ended March 31, 2013. Income tax includes €66 million related to former Communications activities in the six months ended March 31, 2014.

3. OTHER OPERATING INCOME

In the six months ended March 31, 2014 and 2013, Other operating income includes €146 million and €46 million, respectively, in gains from the disposal of property, plant and equipment including gains from real estate sales leased back under operating leases, as well as €86 million and €5 million, respectively, from the sale of businesses of which €70 million relate to the three months ended March 31, 2014.

4. INTEREST INCOME, INTEREST EXPENSES AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
	(in millions of €)
Interest income from post-employment benefits	—	2	—	4
Interest income other than from post-employment benefits	254	223	510	454

Interest income	254	225	510	458

Interest expenses from post-employment benefits	(71)	(75)	(149)	(151)
Interest expenses other than from post-employment benefits	(113)	(110)	(224)	(224)

Interest expenses	(184)	(185)	(373)	(375)

Income (expenses) from available-for-sale financial assets, net	23	(6)	24	(11)
Miscellaneous financial income (expenses), net	(43)	(31)	(136)	(59)

Other financial income (expenses), net	(21)	(37)	(113)	(70)

Total amounts of item Interest income and (expenses) other than from post-employment benefits were as follows:

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
	(in millions of €)
Interest income other than from post-employment benefits	254	223	510	454
Interest expenses other than from post-employment benefits	(113)	(110)	(224)	(224)

Interest income (expenses), net, other than from post-employment benefits	141	113	286	230

Thereof: Interest income (expenses) of operations, net	1	3	(8)	3
Thereof: Other interest income (expenses), net	140	109	294	227

Item Interest income (expenses) of operations, net includes interest income and expenses primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expenses), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

The fair value of warrants issued together with US$3 billion bonds in fiscal 2012 increased mainly due to an increase in the underlying Siemens and OSRAM share prices in the first quarter of fiscal 2014 as well as due to increased volatilities in the three months ended March 31, 2014, resulting in a pretax loss of €38 million and €163 million, respectively, in the three and six months ended March 31, 2014. The loss is disclosed in Other financial income (expenses), net and in Corporate items for segment reporting purposes.

5. DEBT

	Mar. 31, 2014	Sep. 30, 2013
	(in millions of €)
Short-term
Notes and bonds	1,408	1,431
Loans from banks	358	412
Other financial indebtedness	1,971	82
Obligations under finance leases	19	20

Short-term debt and current maturities of long-term debt	3,757	1,944

Long-term
Notes and bonds (maturing until 2066)	17,099	17,060
Loans from banks (maturing until 2023)	1,225	1,233
Other financial indebtedness (maturing until 2027)	159	106
Obligations under finance leases	104	110

Long-term debt	18,587	18,509

	22,344	20,453

In the six months ended March 31, 2014, Siemens issued US$300 million (€218 million as of March 31, 2014) privately placed floating-rate instruments due March 6, 2019.

In the six months ended March 31, 2014, the two bilateral US$500 million term loan facilities (in aggregate €725 million as of March 31, 2014) with an original term of five years were extended by one year and are now due on March 26, 2019 with a remaining one year extension option.

As of March 31, 2014, US$2.45 billion (€1.8 billion as of March 31, 2014) in commercial paper were outstanding; as of September 30, 2013, none were outstanding.

On April 5, 2014, the €4.0 billion undrawn syndicated multi-currency revolving credit facility, entered into in fiscal 2012 with an original term of five years has been extended by one year to April 5, 2019. There are no more remaining extension options.

6. POST-EMPLOYMENT BENEFITS

Unless otherwise stated, all numbers presented below refer only to continuing operations.

COMPONENTS OF DEFINED BENEFIT COST RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Six months ended March 31,
	2014 Total	2013 Total	2014 Total	2013 Total
	(in millions of €)
Current service cost	122	127	241	256
Net interest expenses	71	75	149	151
Net interest income	—	(2)	—	(4)
Amendments / Curtailments / Settlements	2	9	2	3
Liability administration expenses	1	3	4	8

Defined benefit cost (income)	196	211	396	413

FUNDED STATUS OF POST-EMPLOYMENT BENEFITS

As of March 31, 2014, the funded status of Siemens’ defined benefit plans reports an underfunding of €9.4 billion, compared to an underfunding of €9.1 billion as of September 30, 2013. This includes an underfunding of pension plans of €8.9 billion and €8.5 billion as of March 31, 2014, and September 30, 2013, respectively.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ defined benefit plans as of March 31, 2014, and September 30, 2013, is 3.1% and 3.4%, respectively.

Contributions made by the Company to its post-employment benefit plans in the three months ended March 31, 2014 and 2013 were €127 million and €72 million, respectively, and €274 million and €339 million, respectively, in the six months ended March 31, 2014 and 2013.

7. PROVISIONS

In the three and six months ended March 31, 2014, the Power Transmission Division of the Energy Sector incurred pretax losses in the Consolidated Statements of Income of €287 million and €297 million, respectively, due to project charges relating to two high voltage direct current (HVDC) transmission line projects in Canada. The losses resulted from revised estimates for civil engineering and infrastructure provided by suppliers as well as penalties for associated project delays among other factors and were mainly recorded in current provisions for order related losses and risks. In the three and six months ended March 31, 2014, Power Transmission’s grid connections to offshore wind-farms primarily in Germany resulted in additional pretax losses of €23 million and €90 million which mainly reduced inventory.

8. SHAREHOLDERS’ EQUITY

TREASURY STOCK

In November 2013, Siemens announced a share buyback of up to €4 billion ending latest on October 31, 2015. The buybacks will be made under the current authorization granted at the Annual Shareholders’ Meeting on January 25, 2011, which allows for further share repurchases of a maximum of 47.8 million shares under this program. Shares repurchased may inter alia be used for cancelling and reducing capital stock, for issuing shares to current and former employees, to members of the Managing Board and board members of affiliated companies and for meeting obligations from or in connection with convertible bonds or warrant bonds.

In the six months ended March 31, 2014 and 2013, Siemens transferred a total of 3,126,473 and 3,362,232 of treasury stock, respectively, in connection with share-based payment plans. In the six months ended March 31, 2013, Siemens repurchased 16,321,826 treasury shares at a weighted average share price of €78.50.

RESOLUTIONS AT THE ANNUAL SHAREHOLDERS’ MEETING

At the Annual Shareholders’ Meeting on January 28, 2014, the Company’s shareholders passed a resolution on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing a €2.5 billion dividend payment. The dividend was paid on January 29, 2014.

Authorized Capital 2009 expired on January 26, 2014. At the Annual Shareholders’ Meeting on January 28, 2014, shareholders resolved on the creation of Authorized Capital 2014. Authorized Capital 2014 authorizes the Managing Board, with the approval of the Supervisory Board, to increase capital stock by up to nominal €528.6 million through issuing up to 176.2 million no par value shares for contributions in cash or in kind until January 27, 2019 with the option of excluding subscription rights.

At the Annual Shareholders’ Meeting on January 28, 2014, shareholders resolved on the cancelation of the authorization to issue convertible bonds and/or warrant bonds dated January 25, 2011 as well as on cancelling Conditional Capital 2011. A new authorization of the Managing Board was granted which permits the issuance of convertible bonds and/or warrant bonds; in addition, shareholders resolved on the creation of Conditional Capital 2014. The new resolution allows the Managing Board to issue convertible and/or warrant bonds or a combination of these instruments in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 80 million no par value shares, which represents an increase in capital stock of up to €240 million. Such bonds may be issued in exchange for contributions in cash and contributions in kind. Warrant bonds may be issued in exchange for consideration in kind to the extent that the terms and conditions of the warrants provide for full payment in cash of the option price per Siemens share upon exercise. The Managing Board is authorized to exclude shareholders’ subscription rights with the approval of the Supervisory Board. The authorization to issue convertible and/or warrant bonds expires on January 27, 2019.

By resolution at the Annual Shareholders’ Meeting on January 28, 2014, Conditional Capital 1999 and Conditional Capital 2001 were canceled, since of no further use. Originally provided for servicing share-based payment plans, the rights to shares under those plans expired in November 2010.

OTHER COMPREHENSIVE INCOME

The changes in other comprehensive income including non-controlling interests are as follows:

	Three months ended March 31, 2014			Three months ended March 31, 2013
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(828)	221	(607)	15	25	41

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	119	(7)	112	15	(1)	14
Reclassification adjustments for gains (losses) included in net income	(11)	—	(11)	(6)	—	(6)

Net unrealized gains (losses) on available-for-sale financial assets	108	(7)	101	8	(1)	8
Unrealized gains (losses) on derivative financial instruments	(27)	8	(18)	(24)	8	(16)
Reclassification adjustments for gains (losses) included in net income	(18)	3	(15)	(22)	6	(16)

Net unrealized gains (losses) on derivative financial instruments	(45)	11	(33)	(46)	14	(32)
Foreign-currency translation differences	(142)	—	(142)	341	—	341

	(78)	4	(74)	303	13	316

Other comprehensive income	(907)	225	(682)	318	38	357

	Six months ended March 31, 2014			Six months ended March 31, 2013
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(339)	108	(232)	(181)	126	(55)

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	342	(7)	335	13	(3)	10
Reclassification adjustments for gains (losses) included in net income	(12)	—	(11)	(2)	1	(2)

Net unrealized gains (losses) on available-for-sale financial assets	331	(7)	324	10	(2)	9
Unrealized gains (losses) on derivative financial instruments	18	(6)	11	78	(21)	57
Reclassification adjustments for gains (losses) included in net income	(48)	12	(35)	(22)	6	(16)

Net unrealized gains (losses) on derivative financial instruments	(30)	6	(24)	56	(14)	42
Foreign-currency translation differences	(510)	—	(510)	(35)	—	(35)

	(209)	(1)	(211)	32	(16)	16

Other comprehensive income	(549)	106	(442)	(149)	110	(39)

9. COMMITMENTS AND CONTINGENCIES

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	Mar. 31,	Sep. 30,
	2014	2013
	(in millions of €)
Guarantees
Credit guarantees	666	622
Guarantees of third-party performance	1,778	1,593
HERKULES obligations	1,490	1,890
Other	1,904	1,864

	5,838	5,970

10. LEGAL PROCEEDINGS

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Siemens’ Annual IFRS Consolidated Financial Statements are described below.

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

As previously reported, in August 2009 Siemens AG and the Republic of Argentina (Argentina) settled a dispute concerning allegations by Siemens that Argentina had unlawfully terminated a contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Accordingly, any and all civil proceedings in connection with the case were discontinued. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority has initiated an investigation against individuals concerning alleged corruption of government officials in connection with the award of the contract for the DNI project to Siemens in calendar 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed individual indictments against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. In December 2013, the Argentinean investigative judge filed individual indictments against 17 individuals, including eight former and one current Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is among the defendants in the U.S. and the Argentinean proceedings. Siemens AG is neither a party to the U.S. nor to the Argentinean proceedings.

As previously reported, in February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by the Swiss Federal Prosecution authority. The investigation of the Swiss Federal Prosecution involved the Swedish subsidiary Siemens Industrial Turbomachinery (SIT) in connection with alleged payments to employees of a Russian natural gas production company between calendar 2004 and 2006. In July 2013, the Swiss Federal Prosecution launched a criminal investigation against SIT for organizational neglect. In September 2013, the investigation was discontinued due to a settlement with the Swiss Federal Prosecution that included a restitution payment to a nonprofit organization and a compensation claim relating to forfeiture of profits in the lower double digit US$ million range. In April 2014, the Stockholm Prosecutor notified Siemens about the initiation of an investigation against SIT employees.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued notices of administrative proceedings in two Latin-American countries against, among others, Siemens alleging fraudulent misstatements, antitrust violations and public corruption in connection with public invitations to tender in calendar 2003. Siemens cooperated with the IADB. In April 2014, a settlement was reached with the IADB which involves a payment of a single digit million € amount and a voluntary restraint from IADB-financed projects for three years by two Latin-American businesses, one of which is no longer owned by Siemens.

As previously reported, in August 2013, a Brazilian Appellate Court upheld a decision to suspend Siemens Ltda. Brazil from participating in public tenders and signing contracts with public administrations in Brazil for a five year term, based on alleged irregularities in calendar 1999 and 2004 public tenders. Siemens has further appealed the decision. In March 2014, upon request of Siemens Ltda., Siemens Ltda.’s exclusion from public tenders and contracts was temporarily suspended until a final court decision is reached.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. In January 2013, Siemens AG agreed on a settlement with Dr. Thomas Ganswindt. In December 2013 the Munich District Court ordered Mr. Neubürger to pay €15 million to Siemens AG. Siemens AG was ordered to transfer

16,588 shares of Siemens AG based on stock awards for fiscal 2004 and 2005 plus dividends to Mr. Neubürger, subject to Mr. Neubürger’s payment of €15 million to Siemens AG. Mr. Neubürger appealed against the judgment.

ANTITRUST PROCEEDINGS

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between calendar 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in calendar 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies appealed the decision in May 2011. In December 2013, the European Court of Justice upheld the €396.6 million fine against Siemens AG. In April 2014, the European Court of Justice confirmed the fine of €4.5 million originally imposed by the European Commission against former VA Tech companies and Schneider Electric. Corresponding charges against Siemens in New Zealand were dismissed by the High Court of New Zealand in October 2010, while investigations and proceedings in Brazil, the Czech Republic and Slovakia into comparable possible antitrust violations continue.

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. In September 2013, the Israeli Antitrust Authority concluded that Siemens AG was a party to an illegal restrictive arrangement regarding the Israeli gas-insulated switchgear market between 1988 and 2004, with an interruption from October 1999 to February 2002. The Company is going to appeal this decision.

Based on the above mentioned conclusion of the Israeli Antitrust Authority, two electricity consumer groups filed each a motion to certify a class action for cartel damages against a number of companies including Siemens AG with an Israeli District Court in September 2013. Both class actions seek compensation for alleged damages, which are claimed to be in a range of €400 million to €600 million. In January 2014, Siemens agreed to a motion filed by another defendant to dismiss one of the motions to certify a class action, based on an almost full overlap between two motions to certify a class action. In addition, the Israel Electric Corporation (IEC) filed at the end of December 2013 a separate claim for damages with the Israeli state court against Siemens AG and other companies that allegedly formed a cartel in the Israeli gas insulated switchgear market in the amount of approximately €800 million. Siemens AG is defending itself against the actions.

In connection with a decision of the European Commission rendered in January 2007 regarding antitrust violations in the high-voltage gas-insulated switchgear market, which has become binding and final, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. 21 companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. In February 2014 National Grid reduced the aggregate amount to £276 million. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference was held in November 2012. The court session dealing with the merits is expected to be held in 2014. Siemens is defending itself against the action.

As previously disclosed, in May 2013, Siemens Ltda. Brazil entered into a leniency agreement with the Administrative Council for Economic Defense (CADE) and other relevant authorities relating to possible antitrust violations in several Brazilian metro transport projects. The Company is cooperating with the authorities. It cannot be excluded that significant cartel damages claims will be brought by customers against Siemens based on the outcome of the investigations. In March 2014, CADE commenced administrative proceedings, confirming Siemens’ immunity from administrative fines for the reported potential misconduct. In March 2014, Siemens was informed that the Public Prosecutor’s Office of the State of São Paulo has initiated criminal proceedings into alleged violations of Brazilian antitrust law against a number of individuals including current and former Siemens employees. Siemens Brazil is cooperating with the authorities. To this end, in March 2014, it signed an agreement with the Public Prosecutor’s Office of the State of São Paulo that formalizes and structures the cooperation in investigations relating to contracts in the subway and rail sector.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In February 2013, TVO announced that it is preparing for the possibility that the start of regular electricity production of the plant may be postponed until calendar year 2016. In February 2014, TVO announced that it has not received an updated schedule for the completion of the plant and that it therefore will not provide an estimate for the start-up time of the plant at the moment. The schedule and the additional delay of the start-up time are currently under assessment. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion. TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. The further delay beyond 56 months (beyond December 2013) could lead TVO to further increase its counterclaims. Based on a completion in August 2014 as reported in December 2011, TVO estimates that its counterclaims amount to €1.77 billion. In October 2013, the supplier consortium increased its claim for an extension of construction time and its monetary claims to €2.71 billion. The arbitration proceedings may continue for several years.

As previously reported, Siemens is involved in the construction of a power plant in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project, commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler) supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately US$110 million against Longview and Foster Wheeler. Kvaerner is claiming approximately US$252.8 million from Longview and Foster Wheeler. Longview filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, which has resulted in delays to the arbitration proceeding dealing with the claim and counterclaim.

As previously disclosed, in October 2013 Essent Wind Nordsee Ost Planungs- und Betriebsgesellschaft mbH filed a request for arbitration against Siemens AG alleging violations of a contract for the delivery of a High Voltage Substation entered into by the parties in 2010. The claimant claims damages in an amount of €256 million plus interest and a determination that Siemens AG shall be liable for any further damages, which are claimed to amount to €152 million. Siemens AG filed a motion to dismiss the request for arbitration. In addition, Siemens filed counterclaims of €48 million plus interest and requested a determination concerning compensation for all future damages.

Siemens Industrial Turbomachinery Ltd., UK, was informed during fiscal 2014 of a lawsuit that was filed with an Iranian Court. Siemens has not yet been served. The alleged claims relate to damages for alleged violations of contractual obligations and are not quantified. Siemens will defend itself against the action.

11. FINANCIAL INSTRUMENTS

Fair values and carrying amounts of financial assets and financial liabilities are:

	March 31, 2014		September 30, 2013
	Fair value	Carrying amount	Fair value	Carrying amount
	(in millions of €)
Financial assets measured at cost or amortized cost
Trade and other receivables(1)	12,437	12,437	12,944	12,944
Receivables from finance leases	5,066	5,066	5,261	5,261
Cash and cash equivalents	8,585	8,585	9,190	9,190
Other non-derivative financial assets	12,000	12,000	11,126	11,126
Available-for-sale financial assets(2)	—	177	—	167
Financial assets measured at fair value
Available-for-sale financial assets	2,495	2,495	1,994	1,994
Derivative financial instruments	2,318	2,318	2,330	2,330
Financial liabilities measured at cost or amortized cost
Notes and bonds	19,067	18,507	18,742	18,491
Trade payables	6,787	6,787	7,599	7,599
Loans from banks and other financial indebtedness	3,719	3,713	1,821	1,832
Obligations under finance leases	158	123	167	130
Other non-derivative financial liabilities	1,543	1,543	1,651	1,651
Financial liabilities measured at fair value
Derivative financial instruments	1,330	1,330	1,047	1,047

(1)	Consists of (1) €12,419 million and €12,932 million trade receivables as of March 31, 2014 and September 30, 2013, respectively, as well as (2) €18 million and €11 million receivables included in line item Other financial assets as of March 31, 2014 and September 30, 2013, respectively.

(2)	Consists of available-for-sale equity instruments recognized at cost since a fair value could not be reliably measured.

The carrying amounts of cash and cash equivalents, trade and other receivables, fixed-rate and variable-rate receivables including receivables from finance leases, trade payables, other current financial liabilities and borrowings under revolving credit facilities represent a reasonable approximation of their fair values.

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy.

Level 1:	quoted prices in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	inputs for assets or liabilities not based on observable market data.

	March 31, 2014
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets(1)	2,234	261	—	2,495
Derivative financial instruments	—	2,318	—	2,318

Total	2,234	2,579	—	4,812

Financial liabilities measured at fair value
Derivative financial instruments	—	1,330	—	1,330

(1)	Level 1: Available-for-sale financial assets mainly relate to equity instruments.

	September 30, 2013
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets(1)	1,884	110	—	1,994
Derivative financial instruments	—	2,330	—	2,330

Total	1,884	2,440	—	4,324

Financial liabilities measured at fair value
Derivative financial instruments	—	1,047	—	1,047

(1)	Level 1: Available-for-sale financial assets mainly relate to equity instruments.

In the six months ended March 31, 2014, there were no changes in valuation techniques used and no transfers from one level of the fair value hierarchy to another level.

12. SHARE-BASED PAYMENT

Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €39 million and €37 million in the three months ended March 31, 2014 and 2013, respectively, and to €112 million and €103 million in the six months ended March 31, 2014 and 2013, respectively. They refer primarily to equity-settled awards.

STOCK AWARDS

Commitments to members of the Managing Board

The remuneration system for the Managing Board was revised by the Supervisory Board, effective as of fiscal 2014, which is explained in detail in the Compensation Report within Siemens’ Annual Report as of September 30, 2013.

In fiscal 2014 and 2013, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining an EPS-based target. The fair value of these entitlements amounting to €5 million and €6 million, respectively, in fiscal 2014 and 2013 was determined by calculating the present value of the target amount.

In fiscal 2014 and 2013, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors (for fiscal 2014 Philips was replaced by Alstom). The fair value of these entitlements amounts to €4 million and €7 million, respectively, in fiscal 2014 and 2013.

In fiscal 2014 and 2013, agreements were entered into which entitle members of the Managing Board to Bonus Awards. The fair value of these entitlements amounting to €2 million and €5 million, respectively, in fiscal 2014 and 2013, was determined by calculating the present value of the target amount.

Commitments to members of the senior management and other eligible employees

In the six months ended March 31, 2014 and 2013, 769,049 and 1,308,171 stock awards, respectively, were granted to members of the senior management and other eligible employees contingent upon attaining an EPS-based target. The fair value of these stock awards amounts to €62 million and €85 million, respectively, in fiscal 2014 and 2013 and corresponds to the target amount representing the EPS target attainment.

In the six months ended March 31, 2014 and 2013, 652,162 and 849,908 stock awards, respectively, were granted to members of the senior management and other eligible employees contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these stock awards amounts to €56 million and €53 million, respectively, in fiscal 2014 and 2013, of which €40 million and €41 million relate to equity instruments.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Six months ended March 31,
	2014	2013
	Awards	Awards
Non-vested, beginning of period	4,876,455	4,217,588
Granted	1,421,211	2,158,079
Vested and transferred	(1,041,376)	(1,073,355)
Forfeited	(82,945)	(52,039)
Settled	(71,693)	(10,696)

Non-vested, end of period	5,101,652	5,239,577

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

In the six months ended March 31, 2014 and 2013, Siemens issued a new tranche under each of the following plans: the Share Matching Plan, the Monthly Investment Plan and the Base Share Program. The Managing Board decided that shares acquired under the Monthly Investment Plan issued in fiscal 2013 are transferred to the Share Matching Plan effective February 2014. Under the Base Share Program the Company incurred pretax expense from continuing operations of €32 million and €31 million, respectively, in the six months ended March 31, 2014 and 2013.

Entitlements to Matching Shares

	Six months ended March 31,
	2014	2013
	Entitlements to Matching Shares
Outstanding, beginning of period	1,733,497	1,545,582
Granted	609,270	713,136
Vested and transferred	(437,989)	(351,548)
Forfeited	(50,623)	(38,096)
Settled	(39,245)	(20,586)

Outstanding, end of period	1,814,910	1,848,488

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair value. In fiscal 2014 and 2013, the weighted average grant date fair value of the resulting matching shares is €73.00 and €57.77 per share, respectively, based on the number of instruments granted.

13. EARNINGS PER SHARE

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
	(in millions of €, shares in thousands; earnings per share in €)
Income from continuing operations	1,163	980	2,550	2,130
Less: Portion attributable to non-controlling interest	(29)	(19)	(54)	(33)

Income from continuing operations attributable to shareholders of Siemens AG	1,134	962	2,495	2,098
Weighted average shares outstanding—basic	845,672	843,504	844,894	844,516
Effect of dilutive share-based payment	8,008	8,249	8,261	8,323

Weighted average shares outstanding—diluted	853,681	851,753	853,154	852,839
Basic earnings per share (from continuing operations)	€1.34	€1.14	€2.95	€2.48
Diluted earnings per share (from continuing operations)	€1.33	€1.13	€2.92	€2.46

At March 31, 2014 and 2013, the dilutive earnings per share computation does not contain 21,674 thousand shares relating to warrants issued with bonds. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

14. SEGMENT INFORMATION

Segment information is presented for continuing operations. For accounting policies of Segment information, see Note 36 Segment information of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2013.

As of October 1, 2013, a non-current available-for-sale financial asset measured at fair value of €721 million as of October 1, 2013, was retrospectively reclassified from segment Infrastructure & Cities to Equity Investments.

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the reportable segments to Total assets of Siemens’ Consolidated Statements of Financial Position:

	Mar. 31, 2014	Sep. 30, 2013
	(in millions of €)
Assets of Sectors	25,809	24,166
Assets of Equity Investments	2,960	2,488
Assets of SFS	19,385	18,661

Total segment assets	48,154	45,314

Reconciliation:
Assets Centrally managed portfolio activities	(249)	(267)
Assets SRE	4,607	4,747
Assets of Corporate items and pensions	(11,290)	(11,252)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intragroup financing receivables and investments	37,847	40,850
Tax-related assets	3,605	3,924
Liability-based adjustments:
Post-employment benefits	9,614	9,265
Liabilities	37,160	39,336
Eliminations, Corporate Treasury, other items(1)	(28,403)	(29,981)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	59,823	63,393

Total assets in Siemens’ Consolidated Statements of Financial Position	101,045	101,936

(1)	Includes assets and liabilities reclassified in connection with discontinued operations.

In the six months ended March 31, 2014 and 2013, Corporate items and pensions in the column Profit includes €(239) million and €(113) million income (expense), respectively, related to corporate items, as well as €(196) million and €(205) million income (expense), respectively, related to pensions.

ADDITIONAL SEGMENT INFORMATION

In the three months ended March 31, 2014 and 2013, Profit of SFS includes interest income of €227 million and €204 million, respectively, and interest expense of €76 million and €83 million, respectively. In the six months ended March 31, 2014 and 2013, Profit of SFS includes interest income of €469 million and €424 million, respectively, and interest expense of €157 million and €162 million, respectively.

Beginning with the second quarter of fiscal 2014, Siemens reports results related to an equity investment in phase with results of Siemens, rather than with the lag of one quarter. Due to the one-time catch-up effect associated with this change, profit for the first six months of fiscal 2014 therefore includes results related to this equity investment for three quarters rather than the usual two. This one-time catch up effect increased income from investments accounted for using the equity method by €59 million.

15. RELATED PARTY TRANSACTIONS

Joint ventures and associates—Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms.

The transactions with joint ventures and associates were as follows:

	Sales of goods and services and other income		Purchases of goods and services and other expenses
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
	(in millions of €)
Joint ventures	53	71	2	3
Associates	164	276	46	49

	217	347	48	52

	Sales of goods and services and other income		Purchases of goods and services and other expenses
	Six months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
	(in millions of €)
Joint ventures	114	149	4	7
Associates	400	503	90	112

	514	652	94	119

	Receivables		Liabilities
	Mar. 31,	Sep. 30,	Mar. 31,	Sep. 30,
	2014	2013	2014	2013
	(in millions of €)
Joint ventures	60	54	10	12
Associates	107	222	294	121

	167	276	304	133

As of March 31, 2014 and September 30, 2013, guarantees to joint ventures and associates amounted to €2,363 million and €2,789 million, respectively, including the HERKULES obligations of €1,490 million and €1,890 million, respectively.

Pension Entities—For information regarding the funding of our pension plans, see Note 6 Post-employment benefits.

16. MANAGING BOARD AND SUPERVISORY BOARD

Barbara Kux’s appointment as a full member of the Managing Board expired at the end of November 16, 2013. Peter Y. Solmssen left the Managing Board by mutual agreement effective December 31, 2013. The employment contract with Mr. Solmssen remains in force until the end of the agreed contract term. However, Mr. Solmssen was irrevocably released from his contractual obligations resulting from the employment contract effective January 1, 2014. The Company will fulfill its contractual obligations until March 31, 2015.

As successor to Dr. Josef Ackermann, who resigned from the Supervisory Board effective September 30, 2013, Jim Hagemann Snabe had initially been appointed to the Supervisory Board by court order until the end of the Annual Shareholders’ Meeting in 2014 and was then elected by the Shareholders’ Meeting as a shareholder representative on the Supervisory Board for the remainder of Dr. Ackermann’s term of office.

As successor to Prof. Dr. Rainer Sieg, who left the Supervisory Board effective February 28, 2014, Michael Sigmund was appointed to the Supervisory Board by court order as an executive employee representative.

On May 6, 2014, the Supervisory Board appointed Lisa Davis to the Managing Board effective August 1, 2014. Dr. Michael Süß resigned from the Managing Board by mutual agreement with immediate effect.

17. SUBSEQUENT EVENTS

At the beginning of May 2014, Siemens announced the acquisition of the Rolls-Royce Energy aero-derivative gas turbine and compressor business of Rolls-Royce plc, U.K. (Rolls-Royce). With the acquisition, Siemens intends to strengthen its position in the growing oil and gas industry as well as in the field of decentralized power generation. The purchase price amounts to £785 million (€950 million). In addition, as part of the transaction, Siemens will pay Rolls-Royce £200 million (€240 million) for a 25 year technology licensing agreement granting exclusive access to future Rolls-Royce aero-turbine technology developments in the four to 85 megawatt power output range as well as preferred access to supply and engineering services of Rolls-Royce. The transaction is subject to approval by regulatory authorities. Closing is expected in the first quarter of fiscal 2015.

At the beginning of May 2014, Siemens announced that it will contribute its Industry Sector’s metallurgical solution business (Metals Technologies Business Unit) including the related electrics and automation business (other than electrical service), into a new global full-line metallurgical solutions business joint venture with Mitsubishi-Hitachi Metals Machinery, Inc. in which Siemens will hold 49%. Mitsubishi-Hitachi Metals Machinery, Inc. is majority owned by Mitsubishi Heavy Industries, Ltd. The transaction is subject to approval by regulatory authorities. Closing is expected in the first quarter of fiscal 2015. Siemens classifies the Business Unit as held for disposal and discontinued operations since the third quarter of fiscal 2014.

E. ADDITIONAL INFORMATION

E.1 RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the Interim Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group in accordance with German accepted accounting principles, and the Interim Management Report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the material opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Munich, May 9, 2014

Siemens AG

The Managing Board

Joe Kaeser	Dr. Roland Busch	Klaus Helmrich

Prof. Dr. Hermann Requardt	Prof. Dr. Siegfried Russwurm	Dr. Ralf P. Thomas

E.2 REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of income, comprehensive income, financial position, cash flows and changes in equity, and notes to the condensed interim consolidated financial statements, and the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2013 to March 31, 2014 which are part of the half-year financial report pursuant to Sec. 37w WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW - Institute of Public Auditors in Germany) and in supplementary compliance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report is not prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU or that the interim group management report is not prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, May 9, 2014

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Spannagl	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

E.3 QUARTERLY SUMMARY

		FY 2014		FY 2013
		2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	in millions of €	17,449	17,325	21,168	19,009	17,779	17,925
Income from continuing operations	in millions of €	1,163	1,386	1,075	1,007	980	1,150
Net income	in millions of €	1,153	1,457	1,068	1,098	1,030	1,214
Free cash flow (continuing and discontinued operations)	in millions of €	1,402	(699)	4,336	1,053	1,335	(1,395)
Free cash flow (continuing operations)	in millions of €	1,390	(658)	4,357	956	1,360	(1,416)

Basic earnings per share (continuing and discontinued operations)	in €	1.33	1.70	1.19	1.27	1.20	1.42
Basic earnings per share (continuing operations)	in €	1.34	1.61	1.20	1.17	1.14	1.34
Diluted earnings per share (continuing and discontinued operations)	in €	1.32	1.68	1.18	1.26	1.18	1.40
Diluted earnings per share (continuing operations)	in €	1.33	1.60	1.19	1.15	1.13	1.33

Siemens stock price[1]
High	in €	101.35	100.25	90.33	85.87	86.88	82.99
Low	in €	89.30	88.71	77.50	76.00	76.83	76.19
Period-end	in €	97.70	99.29	89.06	77.65	84.03	82.20
Siemens stock performance on a quarterly basis
Compared to DAX®	in %-points	1.47	0.34	10.35	(9.70)	3.60	0.42
Compared to MSCI World	in %-points	0.25	3.49	10.16	(8.24)	(1.73)	3.43
Number of shares issued	in millions	881	881	881	881	881	881
Market capitalization[2]	in millions of €	82,667	83,842	75,078	65,440	70,864	69,274

Credit rating of long-term debt
Standard & Poor’s Ratings Services		A+	A+	A+	A+	A+	A+
Moody’s Investors Service		Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Xetra closing price, Frankfurt.

(2)	On the basis of outstanding shares.

E.4 FINANCIAL CALENDAR(1)

Third-quarter results	July 31, 2014
Fourth-quarter results and preliminary figures for fiscal 2014	November 6, 2014
Annual Shareholders’ Meeting for fiscal 2014	January 27, 2015

(1)	Provisional. Updates will be published at: www.siemens.com/financial-calendar

INFORMATION RESOURCES

Address	Siemens AG Wittelsbacherplatz 2 80333 Munich Germany

Internet	www.siemens.com

Phone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Copyright notice

Designations used in this document may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2014 by Siemens AG, Berlin and Munich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 9, 2014

	/S/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

	/S/	DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling